IAMGOLD Corporation
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1.	IDENTITY OF COMPANY

1.1	Name and address of Company IAMGOLD Corporation (“IAMGOLD”) 220 Bay Street, 5th Floor Toronto ON M5J 2W4

1.2	Executive Officer
The following executive officer of IAMGOLD is knowledgeable about the acquisition and this report:
Joseph F. Conway, President and CEO
Tel: 416-360-4712

Item 2.	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Cambior Inc. (“Cambior”) is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. Its major mining operations are located in North and South America. Cambior’s principal product and source of earnings is gold, although it also produces ferroniobium, a strengthening additive used in the steel industry.

2.2	Date of Acquisition
November 8, 2006.

2.3	Consideration

The total consideration paid for the acquisition of Cambior was approximately US$1.14 billion. Pursuant to IAMGOLD’s offer (the “Offer”) to acquire all of the outstanding shares of Cambior by way of a plan of arrangement (the “Arrangement”) (as set forth in the Management Information Circular of Cambior dated October 3, 2006), IAMGOLD issued 0.42 of a common share of IAMGOLD (“IAMGOLD Share”) for the surrender and cancellation of each outstanding Cambior common share (“Cambior Share”)

In addition, pursuant to the terms and conditions of the Arrangement, IAMGOLD issued 20.0 million warrants exercisable for an aggregate of 8.4 million IAMGOLD Shares upon payment of $3.75 for 0.42 of an IAMGOLD Share and approximately 5.5 million options exercisable for an aggregate of approximately 2.3 million IAMGOLD Shares in consideration for the cancellation of Cambior warrants exercisable for Cambior Shares and Cambior options exercisable for Cambior Shares, respectively, to the former holders of such Cambior securities.

For a detailed description of the terms of the Arrangement, see the Management Information Circular of Cambior, copies of which can be obtained on SEDAR at www.sedar.com.

2.4	Effect on Financial Position

Other than as described below, IAMGOLD does not have any current plans for material changes in IAMGOLD’s business affairs or the affairs of Cambior which may have a significant effect on IAMGOLD’s results of operations and financial position.

IAMGOLD does not intend to change the nature of the business acquired and will continue to mine the gold and niobium reserves and resources at Cambior’s operations in Suriname and Canada and will continue with the exploration and development of the gold resources at Camp Caiman (located in French Guyana) and La Arena (located in Peru).

The President and CEO of Cambior, Louis Gignac has agreed to provide advisory services to IAMGOLD for at least one year to assist with both integration and business development. IAMGOLD intends to retain a substantial number of Cambior’s employees and management.

2.5	Prior Valuations Not Applicable

2.6	Parties to Transaction
No informed person, associate or affiliate of IAMGOLD was a party to the acquisition.

2.7	Date of Report
November 8, 2006.

Item 3.	FINANCIAL STATEMENTS
The following financial statements are attached and included as part of this Business Acquisition Report:

1
Unaudited pro forma consolidated financial statements as at June 30, 2006 and for the six months ended June 30, 2006 and for the year ended December 31, 2005, together with KPMG LLP’s Compilation report dated November 8, 2006 attached as Schedule “A”; and

2
Audited Consolidated Financial Statements of Cambior Inc. as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 together with Raymond Chabot Grant Thornton LLP’s audit report dated February 20, 2006 and unaudited Consolidated Financial Statements of Cambior Inc for the six month period ended June 30, 2006 and 2005 are attached as Schedule “B”.

SCHEDULE “A”

(Schedule A begins on the following page)

COMPILATION REPORT ON PRO FORMA FINANCIAL CONSOLIDATED
STATEMENTS

The Board of Directors of IAMGOLD Corporation

We have read the accompanying unaudited pro forma balance sheet of IAMGOLD Corporation (“IAMGOLD”) as at June 30, 2006 and unaudited pro forma statement of earnings for the six month period then ended and for the year ended December 31, 2005, and have performed the following procedures:

1
Compared the figures in the columns captioned “IAMGOLD Corporation” to the unaudited financial statements of IAMGOLD as at June 30, 2006 and for the six month period then ended, and the audited financial statements of the Company for the year ended December 31, 2005, respectively, and found them to be in agreement.

2
Compared the figures in the columns captioned “Cambior Inc.” to the unaudited financial statements of Cambior Inc. as at June 30, 2006 and for the six month period then ended, and the audited financial statements of Cambior Inc. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3
Compared the figures in the columns captioned “Gallery Gold” to the unaudited consolidated statements of earnings of Gallery Gold Limited for the three months ended March 31, 2006, and the unaudited statement of earnings of Gallery Gold Limited for the year ended December 31, 2005, each constructed for the purpose of preparing the accompanying unaudited pro forma consolidated statement of earnings, as appropriate, and found them to be in agreement after translation from Australian dollars to U.S. dollars.

4.	Made enquiries of certain officials of the Company who have responsibility for financial accounting matters about:

(a)	The basis for determination of the accounting and pro forma adjustments;

(b)	Whether the pro forma financial consolidated statements comply as to form in all material respects with the published requirements of the Ontario Securities Act and the related regulations.

The officials:

(a)	described to us the basis for determination of the accounting and pro forma adjustments,

(b)	stated that the consolidated pro forma financial statements comply as to form in all material respects with the published requirements of the Ontario Securities Act and the related regulations.

5	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the accounting and purchase price adjustments.

6
Recalculated the application of the accounting and purchase price adjustments to the aggregate of the amounts in the columns captioned “IAMGOLD Corporation” and “Cambior Inc.” as at June 30, 2006 and in the columns captioned “IAMGOLD Corporation”, “Gallery Gold”, and “Cambior Inc.” for the six month period then ended and for the year ended December 31, 2005, and found the amounts in the column captioned “IAMGOLD Corporation Pro forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
November 8, 2006

IAMGOLD Corporation
Unaudited Pro Forma Balance Sheet
(in thousands, except per share amounts)
As at June 30, 2006

	IAMGOLD Corporation	CAMBIOR Inc.	CAMBIOR Accounting Adjustments		CAMBIOR Pro Forma Adjustments		IAMGOLD Corporation Pro Forma
			Note 4		Note 5
ASSETS

Current assets:
Cash and cash equivalents	$70,653	$17,774	$(274)	(a)	$(18,864)	(b)
					(1,367)	(c)	$67,922
Short term deposits	31,658	-					31,658
Gold bullion	48,964	-					48,964
Accounts receivable and other	24,681	38,619	5,751	(b)	(506)	(a)
			(4,504)	(a)			64,041
Inventories	18,662	71,943	(17,306)	(a)
			(5,751)	(b)
			(5,572)	(e)			61,976
Ore stockpiles			5,572	(e)			5,572
Current portion of assets held for sale			22,084	(a)			22,084
Future income and mining tax assets	-	12,816			(12,816)	(a)	-
	194,618	141,152	-		(33,553)		302,217
Ore stockpiles	34,180	-					34,180
Long-term receivables	16,073	-	7,420	(c)	(115)	(a)	23,378
Working interests	88,520	-					88,520
Royalty interests	42,067	-					42,067
Mining interests	189,199	484,702	(51,839)	(a)	408,076	(a)
			(9,398)	(d)
			(8,352)	(f)			1,012,388
Development	101,650	-	8,352	(f)	18,865	(a)	128,867
Other assets	10,719	14,585	(1,435)	(a)	3,633	(a)
			(7,420)	(c)
			9,398	(d)			29,480
Future income and mining tax assets	-	920	(891)	(a)			29
Long term portion of assets held for sale	-	-	54,165	(a)			54,165
Goodwill	133,922	-			500,230	(a)	634,152
	$810,948	$641,359	$-		$897,136		$2,349,443
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$32,903	$56,281	$(3,187)	(a)	$21,223	(a)	$107,220
Current portion of forward sales liability	15,675	8,511			(15)	(a)	24,171
Current portion of long-term liabilities	-	26,343	(785)	(a)	(1,367)	(c)	24,191
Fair value of non-hedge derivatives	-	67					67
Current liabilities related to assets held for sale			3,972	(a)			3,972
Future income and mining tax liabilities	-	154			(154)	(a)	-
	48,578	91,356	-		19,687		159,621
Long-term liabilities:
Long-term debt	-	33,293	(17,079)	(a)			16,214
Future income tax and mining tax liabilities	46,307	42,337	(365)	(a)	118,297	(a)	206,576
Asset retirement obligations	10,285	33,601	(397)	(a)	42,841	(a)	86,330
Long-term portion of forward sales liability	36,755	171			5,736	(a)	42,662
Long term liabilities related to assets held for sale			21,274	(a)			21,274
Accrued benefit liabilities	-	6,184			2,001	(a)	8,185
Non-controlling interest	-	6,302	(3,433)	(a)			2,869
	93,347	121,888	-		168,875		384,110
Shareholders' equity:
Common shares	560,666	550,324			(550,324)	(a)
					1,103,928	(a)	1,664,594
Options and warrants					32,761	(a)	32,761
Equity component of convertible debenture		262			(262)	(a)	-
Contributed surplus		18,455			(18,455)	(a)	-
Stock-based compensation	4,955	-					4,955
Share purchase loans	(308)	-					(308)
Cumulative translation adjustment		27,438			(27,438)	(a)	-
Retained earnings (deficit)	103,710	(168,364)			168,364	(a)	103,710
	669,023	428,115	-		708,574		1,805,712
	$810,948	$641,359	$-		$897,136		$2,349,443

IAMGOLD Corporation
Unaudited Pro Forma Consolidated Statements of Earnings
(in thousands, except per share amounts)
For the six month period ended June 30, 2006

	IAMGOLD Corporation	GALLERY GOLD	CAMBIOR Inc.	GALLERY Pro Forma Adjustments		CAMBIOR Accounting Adjustments	CAMBIOR Pro Forma Adjustments	IAMGOLD Corporation Pro Forma
				Note 6		Note 4(a)	Note 5(d)
Revenue:
Mining operations	$113,279	$6,810	$188,413	$3,384	(b)	$(17,612)		$294,274
Royalties	3,157		-					3,157
	116,436	6,810	188,413	3,384		(17,612)	-	297,431

Expenses:
Mining costs	49,722	8,539	139,617	(256)	(d)	(17,899)		179,723
Depreciation and depletion	17,749	1,500	24,770	2,437	(a)	(1,349)	14,626	59,733
Amortization of royalty interests	1,631		-					1,631
	69,102	10,039	164,387	2,181		(19,248)	14,626	241,087
	47,334	(3,229)	24,026	1,203		1,636	(14,626)	56,344
Earnings from working interests	16,813		-					16,813
	64,147	(3,229)	24,026	1,203		1,636	(14,626)	73,157
Other expenses (income):
Corporate administration	6,346	1,540	7,020	(689)	(e)	(536)		13,681
Exploration	3,714		2,873	2,148	(c)			8,735
Foreign exchange	(20)	219	(19)					180
Financial costs	-		2,908			(957)		1,951
Investment income	(2,295)	(123)	(10,265)			(35)		(12,718)
Non-hedge derivative gain			(4,980)					(4,980)
Non-controlling interest			(406)			1,341		935
	7,745	1,636	(2,869)	1,459		(187)	-	7,784
Earnings before income taxes	56,402	(4,865)	26,895	(256)		1,823	(14,626)	65,373
Income taxes (recovery):
Current	8,120		(306)			17		7,831
Future	(1,407)		11,019	(294)	(f)		(3,039)	6,279
	6,713	-	10,713	(294)		17	(3,039)	14,110
Earnings before discontinued operations	49,689	(4,865)	16,182	38		1,806	(11,587)	51,263
(Loss) from discontinued operations	-		-			(1,806)		(1,806)
Net earnings	$49,689	$(4,865)	$16,182	$38		$-	$(11,587)	$49,457

Number of common shares (000's)
Average outstanding during period	163,848							293,208

Net earnings per share (basic and diluted)	$0.30							$0.17

IAMGOLD Corporation
Unaudited Pro Forma Consolidated Statements of Earnings
(in thousands, except per share amounts)
For the year ended December 31, 2005

	IAMGOLD Corporation	GALLERY GOLD	CAMBIOR Inc.	GALLERY Pro Forma Adjustments		CAMBIOR Accounting Adjustments	CAMBIOR Pro Forma Adjustments	IAMGOLD Corporation Pro Forma
				Note 6		Note 4(a)	Note 5(d)
Revenue:
Mining operations	$119,393	$34,311	$367,887	$13,713	(b)	$(41,759)		$493,545
Royalties	10,381		-					10,381
	129,774	34,311	367,887	13,713		(41,759)	-	503,926
Expenses:
Mining costs	79,288	29,773	282,219	2,420	(d)	(39,336)		354,364
Depreciation and depletion	20,605	7,540	47,931	12,114	(a)	(1,363)	31,141	117,968
Amortization of royalty interests	5,737		-					5,737
	105,630	37,313	330,150	14,534		(40,699)	31,141	478,069
	24,144	(3,002)	37,737	(821)		(1,060)	(31,141)	(25,857)
Earnings from working interests	15,467		-					15,467
	39,611	(3,002)	37,737	(821)		(1,060)	(31,141)	41,324
Other expenses (income):
Corporate administration	9,351	6,899	12,479	(1,120)	(e)	(766)		26,843
Exploration	9,001	417	5,962	1,164	(c)			16,544
Foreign exchange	187	28	(644)					(429)
Financial costs	-		4,692			(735)		3,957
Investment income	(1,080)	(685)	(598)			58		(2,305)
Non-hedge derivative gain	-		(2,697)					(2,697)
Gain on disposal of assets	-		(12,540)			(197)		(12,737)
Non-controlling interest	-		920			471		1,391
	17,459	6,659	7,574	44		(1,169)	-	30,567
Earnings before income taxes	22,152	(9,661)	30,163	(865)		109	(31,141)	10,757
Income taxes (recovery):
Current	5,907		(2,003)			548		4,452
Future	(4,249)	(630)	11,964	(508)	(f)		(6,849)	(272)
	1,658	(630)	9,961	(508)		548	(6,849)	4,180
Earnings before discontinued operations	20,494	(9,031)	20,202	(357)		(439)	(24,292)	6,577
Gain from discontinued operations	-		-			439		439
Net earnings	$20,494	$(9,031)	$20,202	$(357)		$-	$(24,292)	$7,016

Number of common shares (000's)
Average outstanding during period	146,650							289,120

Net earnings per share (basic and diluted)	$0.14							$0.02

IAMGOLD Corporation
Notes to Consolidated Pro Forma Consolidated Statements of Earnings
(Tabular amounts in thousands of Untied States dollar, except earnings per share amounts)

1.	BASIS OF PRESENTATION:

The unaudited pro forma consolidated financial statements of IAMGOLD Corporation (the “Company” or “IAMGOLD”) as at June 30, 2006 and for the six month period then ended and the year ended December 31, 2005 have been prepared by IAMGOLD management to give effect to the business combination between Cambior Inc. (“Cambior”) and IAMGOLD. In addition, these pro forma consolidated financial statements also give effect to IAMGOLD’s previous acquisition of Gallery Gold Limited (“Gallery”) on March 22, 2006. These pro forma consolidated financial statements have been compiled from:

a)	the consolidated balance sheets of IAMGOLD and Cambior as at June 30, 2006 and

b)	the consolidated statements of earnings of IAMGOLD and Cambior for the six month period ended June 30, 2006 and for the year ended December 31, 2005,

c)
the consolidated statements of earnings of Gallery for the three months ended March 31, 2006 (constructed) from the consolidated statements of earnings for the year ended June 30, 2005 and the six months ended December 31, 2005 and 2004).

The pro forma consolidated balance sheet as at June 30, 2006 has been prepared as if the combination of IAMGOLD and Cambior described in Note 3 had occurred on June 30, 2006. The balance sheet of Gallery is reflected within the consolidated balance sheet of IAMGOLD as at June 30, 2006. The pro forma statements of earnings for the six month period ended June 30, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Notes 3 and 6 had occurred on January 1, 2005.

It is IAMGOLD managements’ opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Notes 3 and 6 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with IAMGOLD’s accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of IAMGOLD which would have actually resulted had the proposed transactions been affected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of IAMGOLD, Cambior and Gallery.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of IAMGOLD for the year ended December 31, 2005 which are incorporated by reference in this information circular. The accounting adjustments presented in Notes 4 and 6 conform the presentation of Cambior’s and Gallery’s financial statements to those of IAMGOLD, respectively. To the best of IAMGOLD management’s knowledge, there are no additional material differences in the accounting policies of IAMGOLD and Cambior or IAMGOLD and Gallery.

3.	BUSINESS ACQUISITION:

On September 14, 2006, IAMGOLD and Cambior announced that they had agreed to a business combination to be effected by an Agreement whereby each common share of Cambior would be exchanged for 0.42 of an IAMGOLD common share. Under the terms of the agreement, each Cambior warrant or stock option which gives the holder the right to acquire a common share of Cambior when presented for exercise will entitle the holder to 0.42 of a common share of IAMGOLD.

The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of C$10.63 (US$9.50) per IAMGOLD share, which is the average closing price for IAMGOLD shares on the TSX for the two trading days prior to the announcement, the day of the announcement, and the two trading days following the day of announcement.

The accounting adjustments reflect Cambior’s bauxite operations as assets held for sale and as discontinued operations in the pro forma consolidated balance sheet and statements of earnings, respectively. Cambior had announced in June, 2006 its intent to commence a process to consider a partial or total sale of its equity interest in Omai Bauxite Mining Inc.

The purchase allocation assumes the redemption of Cambior’s convertible debenture prior to closing.

The transaction costs are expected to be $12 million for Cambior and $5 million for IAMGOLD. Cambior’s costs are assumed to have been incurred immediately prior to the business combination on January 1, 2005 for purposes of the pro forma statement of earnings.

The preliminary allocation of the purchase price summarized in the table below is subject to change

Purchase Price	(US$ in thousands)

116 million IAMGOLD common shares	$1,103,928
11 million IAMGOLD equivalent options and warrants	32,761
Acquisition costs	5,000
$1,141,689

Net Assets

Cash and cash equivalents	3,636
Other current assets	110,330
Mining interests	823,189
Development	27,217
Other long-term assets	80,260
Goodwill	500,230
Current liabilities	(112,410)
Asset retirement of obligations	(76,045)
Long term portion of forward sales liability	(5,907)
Long term debt	(16,214)
Future income tax	(160,269)
Other liabilities	(32,328)
$1,141,689

The Plan of Arrangement is subject to, amongst other things, regulatory and shareholder approval. The fair value of the net assets of Cambior to be acquired will ultimately be determined as at the date of closing of the transaction. Therefore, it is likely that the fair values of the assets and liabilities acquired will vary from those shown above and the differences may be material.

4.	CAMBIOR ACCOUNTING ADJUSTMENTS

a)	To reclassify assets and liabilities associated with Cambior’s bauxite operations to assets held for sale.
b)	To reclassify prepaid expenses from inventories to accounts receivable and other
c)	To reclassify gold receivable from other assets to long-term receivable.
d)	To reclassify corporate capital assets from mining interests to other assets.
e)	To reclassify ore stockpiles from inventory.
f)	To reclassify La Arena assets from mining interests to development.

5.	CAMBIOR PRO FORMA ADJUSTMENTS

a)	To record the preliminary fair value of the identifiable assets acquired and liabilities assumed based on their estimated fair values in accordance with Note 3.
b)	To record estimated acquisition costs and settlement of forward contracts subsequent to June 30, 2006.
c)	To record the redemption cost of Cambior’s convertible debenture.
d)	To record incremental depreciation and depletion expense in accordance with the fair value increase in mining interests.

6.	GALLERY PRO FORMA ADJUSTMENTS

On March 22, 2006, IAMGOLD acquired all of the issued and outstanding shares of Gallery, a public company listed on the Australian Stock Exchange. The following is a summary of the pro forma adjustments related to Gallery:

a)	To record incremental depreciation and depletion in accordance with the fair value increase in mining interests.
b)	To record amortization in accordance with the fair value increase in forward sales liability.
c)	To record exploration in accordance with the exploration policy of IAMGOLD.
d)	To adjust mining costs in accordance with the asset retirement obligations and deferred stripping policies of IAMGOLD.
e)	To decrease corporate administration for stock-based compensation recorded by Gallery related to options settled for cash on acquisition of Gallery.
f)	To record future tax effect of the above adjustments.

7.	PRO FORMA EARNINGS (LOSS) PER SHARE

Pro forma earnings per share are based on the weighted average basic number of shares outstanding as follows:

	Six months ended June 30, 2006	Year ended December 31, 2005
Weighted average number of IAMGOLD common shares	163,848	146,650
Number of shares issued in connection with the acquisition of Gallery	13,111	26,221
Number of shares issued in connection with the acquisition of Cambior	116,249	116,249
	293,208	289,120

SCHEDULE “B”

(Schedule B begins on the following page)

FINAL

CAMBIOR INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2005

Responsibility for financial statements	2
Auditors’ report	3
Financial statements
Consolidated operations	4
Consolidated contributed surplus and deficit	5
Consolidated cash flows	6
Consolidated balance sheets	7
Notes to consolidated financial statements	8 to 75

RESPONSIBILTY FOR FINANCIAL STATEMENTS

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the annual report. The accompanying consolidated financial statements of Cambior Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management’s best judgments and estimates based on currently available information.

Cambior maintains a system of internal controls in order to produce reliable financial information and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton LLP, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company’s financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee is also responsible for making recommendations with respect to the appointment, remuneration and terms of engagement of the Company’s auditors. The Committee meets at least on a quarterly basis with the external auditors, with and without management being present, to review the financial statements, discuss audit and internal control related matters and ensure full disclosure. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

(signed)	(signed)
Louis P. Gignac	Bryan A. Coates, CA
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Longueuil, Canada
February 20, 2006

AUDITORS' REPORT

To the Shareholders of Cambior Inc.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Signed

(signed) Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montréal, Canada
February 20, 2006

COMMENTS BY AUDITORS
FOR AMERICAN READERS ON CANADA-US REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 3 and 24A to the consolidated financial statements. Our report to the shareholders dated February 20, 2006 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Signed

(signed) Raymond Chabot Grant Thornton LLP
Chartered Accountants

Montréal, Canada
February 20, 2006

CAMBIOR INC.
CONSOLIDATED OPERATIONS
YEARS ENDED DECEMBER 31

(In thousands of United States dollars, except for amounts per share)

	Note	2005	2004	2003
		$	$	$
Revenues
Mining operations		367,887	299,981	190,869
Investment and other income		598	937	2,997
		368,485	300,918	193,866
Expenses
Mining operations		282,219	224,511	151,804
Depreciation, depletion and amortization		47,931	46,937	28,734
Exploration and business development		5,962	10,201	7,572
General and administrative		10,884	8,917	6,083
Financial expenses		4,692	4,117	1,923
Stock-based compensation	17	1,595	1,580	-
Loss (Gain) on foreign exchange		98	1,103	(1,862)
		353,381	297,366	194,254
Earnings (Loss) before the undernoted items		15,104	3,552	(388)
Gain on disposal of assets		12,540	-	-
Non-hedge derivative gain	21	2,697	2,551	635
Gain on foreign exchange from reduction in net investment	19	742	-	-
Impairment loss and restructuring costs	4	-	(73,152)	-
Income and mining taxes	20	(9,961)	(6,160)	554
Non-controlling interest		(920)	(565)	-
Net earnings (loss)		20,202	(73,774)	801

Basic net earnings (loss) per share		0.07	(0.30)	0.00
Diluted net earnings (loss) per share		0.07	(0.30)	0.00

Basic weighted average number of common shares outstanding (in thousands)	16	274,339	249,321	187,953
Diluted weighted average number of common shares outstanding (in thousands)	16	275,890	249,321	190,577

The accompanying notes are an integral part of the consolidated financial statements.

CAMBIOR INC.
CONSOLIDATED CONTRIBUTED SURPLUS AND DEFICIT
YEARS ENDED DECEMBER 31

(In thousands of United States dollars)

	Note	2005	2004	2003
		$	$	$
CONTRIBUTED SURPLUS
Balance, beginning of year, as previously reported		17,039	-	-
Restatement for the fair value of options granted in prior years	3	-	15,661	-
Restated balance, beginning of year		17,039	15,661	-
Stock-based compensation	17	1,595	1,580	-
Options exercised and transferred to capital stock	17	(262)	(202)	-
Common share purchase options expired	16	6	-	-
Balance, end of year		18,378	17,039	-

DEFICIT
Balance, beginning of year, as previously reported		(204,477)	(111,006)	(107,448)
Prior years’ adjustment to reflect change in accounting for asset retirement obligations	3	-	2,082	1,930
		(204,477)	(108,924)	(105,518)
Restatement for stock-based compensation	3	-	(15,873)	-
Restated balance, beginning of year		(204,477)	(124,797)	(105,518)
Net earnings (loss)		20,202	(73,774)	801
Share and warrant issue expenses, net of income taxes		(66)	(5,906)	(4,207)
Balance, end of year		(184,341)	(204,477)	(108,924)

The accompanying notes are an integral part of the consolidated financial statements.

CAMBIOR INC.
CONSOLIDATED CASH FLOWS
YEARS ENDED DECEMBER 31
(In thousands of United States dollars)

	Note	2005	2004	2003
		$	$	$
OPERATING ACTIVITIES
Net earnings (loss)		20,202	(73,774)	801
Disbursement - asset retirement obligations	14	(3,427)	-	-
Deferred gains		-	-	(680)
Non-cash items
Deferred revenue - delivery of gold on the prepaid forward	12	(12,222)	(12,222)	(12,222)
Depreciation, depletion and amortization		47,931	46,937	28,734
Amortization of deferred stripping costs		-	4,754	5,741
Accretion expense - asset retirement obligations	14	1,832	1,787	995
Impairment loss	4	-	71,211	-
Amortization of deferred gains/losses		(489)	(3,953)	(865)
Unrealized non-hedge derivative loss (gain)	21	(733)	(9,339)	1,428
Stock-based compensation		1,595	1,580	-
Future income and mining taxes	20	11,964	5,704	-
Non-controlling interest		920	565	-
Gain on disposal of assets		(12,540)	-	-
Others		(878)	961	915
		54,155	34,211	24,847
Changes in non-cash working capital items	5	(13,620)	3,794	(646)
Cash flow from operating activites		40,535	38,005	24,201
INVESTING ACTIVITIES
Short-term investments		33,846	32,924	(41,562)
Investments		3,846	(14,180)	(1,057)
Net disposition (acquisition) of assets and businesses	9	10,163	(56,730)	3,230
Property, plant and equipment		(89,697)	(76,238)	(110,404)
Cash flow used in investing activites		(41,842)	(114,224)	(149,793)
FINANCING ACTIVITIES
Long-term debt - Borrowings		18,084	2,097	55,000
Long-term debt - Repayments		(21,047)	(20,753)	(28,735)
Deferred charges		(1,260)	(36)	(1,790)
Common shares issued net of issue expenses		336	87,150	113,183
Cash flow from (used in) financing activities		(3,887)	68,458	137,658

Effect of changes in the exchange rate on cash held in foreign currency		(244)	331	(1,211)
Net increase (decrease) in cash and cash equivalents		(5,438)	(7,430)	10,855
Cash and cash equivalents, beginning of year		21,020	28,450	17,595
Cash and cash equivalents, end of year	6	15,582	21,020	28,450

The accompanying notes are an integral part of the consolidated financial statements.

CAMBIOR INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(In thousands of United States dollars)

	Note	2005	2004
ASSETS		$	$
Current Assets
Cash and short-term investments	6	15,582	54,866
Receivables		41,497	22,227
Production inventories		13,209	13,691
Supplies inventory and prepaid expenses		43,378	37,903
Current portion of deferred losses	13	-	4,646
Fair value of non-hedge derivatives		1,082	1,549
Future income and mining tax assets	20	14,679	12,985
		129,427	147,867
Investments and other assets	7	31,433	20,748
Property, plant and equipment	8	454,866	398,847
Assets held for sale	9	-	22,952

Future income and mining tax assets		5,628	-
		621,354	59,414
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		54,667	61,133
Current portion of long-term liabilities	10	23,642	36,868
Fair value of hedge derivatives	21	9,463	-
		87,772	98,001
Long-term debt	11	41,793	44,442
Deferred gains	13	-	204
Liability for asset retirement obligations and others	14	33,805	25,959
Accrued benefit liabilities	15	5,644	5,638
Fair value of hedge derivatives	21	4,066	14,273
Future income and mining tax liabilities	20	39,846	21,117
Non-controlling interest		6,708	5,788
		219,634	215,422
SHAREHOLDERS' EQUITY
Common shares and options	16	546,156	545,498
Equity component of convertible debenture		262	262
Contributed surplus		18,378	17,039
Deficit		(184,341)	(204,477)
Cumulative translation adjustment	19	21,265	16,670
		401,720	374,992
		621,354	590,414
Commitments and contingencies	21
The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board,

Director	Director

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

1.	INCORPORATION AND OPERATIONS

Cambior Inc. (“Cambior” or the “Company”), continued and existing under Part 1A of the Companies Act (Québec), is engaged in the exploration, development and operation of gold mining properties. The Company also owns and operates niobium and refractory grade bauxite mines. The Company’s main operating units are located in Canada, Guyana and Suriname.

2.	ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). As described in Note 24, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“United States” or “US”) (“US GAAP”). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

The consolidated financial statements include the accounts of Cambior and of its subsidiaries. The Company’s share in joint ventures is accounted for using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect the consolidated financial statements, and actual results could differ from these estimates. Significant areas where management judgment is applied are mineral reserves, asset valuations, contingent liabilities, asset retirement obligations, employee future benefit costs, fair value of derivative instruments, and future income and mining taxes. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Foreign currency translation

The US dollar is the reporting currency of the Company.

The functional currency of Canadian mining activities is the Canadian dollar. Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. Translation adjustments arising from changes in exchange rates are deferred and included in a separate component of shareholders’ equity.

The US dollar is the functional currency for the Company’s activities in Guyana, Suriname and French Guiana, inasmuch as all proceeds from the sale of production are in US dollars and the majority of the disbursements made for the Omai Gold mine, Omai Bauxite mine, Rosebel mine and Camp Caiman project are in US dollars.

Other monetary assets and liabilities in currencies other than the respective functional currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in such currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in such currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Gains and losses are recorded in operations for the year.

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair value.

Short-term investments

Short-term investments consist of investments in money market instruments with an original term of three months or more, but no longer than one year, that are carried at the lower of cost and fair value.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Production inventories

Production inventories are valued at the lower of average production cost and net realizable value. Depreciation, depletion and amortization are treated as a product cost, and are expensed when the product is sold.

Supplies inventory

Supplies inventory is valued at the lower of average cost and replacement cost.

Property, plant and equipment

(i)	Property, plant and equipment

Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles and office equipment and the term of the lease for leasehold improvements.

(ii)	Capitalization of financial costs

Financial costs are capitalized when relating to indebtedness incurred to finance construction and development activities, prior to the commencement of commercial production.

(iii)	Deferred stripping costs

Prior to 2005, mining costs associated with stripping activities were deferred in the case of an open pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, was higher than the estimated average ratio for the life of the mine. These mining costs were subsequently charged to operations and included in mining operations expenses in the periods during which said ratio was lower than the estimated average ratio for the life of the mine.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

(iv)	Exploration properties

Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(v)	Impairment of long-lived assets

The Company periodically reviews the carrying amount of its property, plant and equipment. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. Net estimated future cash flows, on an undiscounted basis, from each mine and mining project are calculated based on anticipated future metal production (proven and probable reserves as well as mineral resources having the potential of being economically recoverable), estimated future realized metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. In that event, the asset must be written down to its fair value and an impairment loss recorded in the results of operations. The fair value is based on the present value of the estimated cash flows. Management’s estimate of future cash flows is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s property, plant and equipment.

Deferred charges

Financing charges and charges related to the prepaid gold forward sales agreement are amortized following the scheduled payments of the credit facility and the sales agreement.

Commodity contracts and financial instruments

The Company enters from time to time into commodity contracts, prepaid forward sales agreements and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian and French Guiana operations. The Company also enters into foreign exchange contracts to minimize the exposure to changes in fair value of short-term investments as a result of fluctuations in foreign exchanges rates.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Commodity contracts and financial instruments (continued)

i)	Hedge derivative instruments

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all hedging derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

Gold fixed forward sales and spot deferred sales

The objective of these instruments is to reduce the variability of the cash flows from forecasted sales of gold production. Changes in the cash flows from gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flows from forecasted sales of gold production due to changes in sales prices. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is high certainty of delivery of gold production, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows from forecasted sales are based on forward prices. The fair value of gold hedge derivative instruments is not included on the balance sheet unless the instrument does not meet the hedge accounting method requirements. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before that date, any gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently, this deferred gain or loss is accounted for in the statement of operations as an increase/decrease in revenues for the period of the corresponding hedged item’s original designation date. If the Company delivers gold production against such contracts at a date later than anticipated, the Company accounts for the related gain or loss in revenues on the original designation date.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Commodity contracts and financial instruments (continued)

i)	Hedge derivative instruments (continued)

Foreign exchange fixed forwards contracts to hedge changes in cash flows

For the Canadian and French Guiana operations, the Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars or Euros. Because all of the Company’s revenues are derived in US funds and expenditures incurred by such operations are denominated in Canadian dollars and Euros, the Company enters into such contracts to meet the operations’ needs in Canadian dollars and Euros. The objective of these instruments is to reduce the variability of the cash flows from forecasted sales of gold denominated in US dollars for the Canadian operations and expenditures denominated in Euros for the French Guiana operations. Hedge effectiveness is measured by comparing the changes in the present value of gold sales denominated in US and expenditures denominated in Euros with the change in the fair value of the foreign exchange contracts.

The fair value of foreign exchange hedge derivative instruments is not included on the balance sheet unless the instrument does not meet the hedge accounting method requirements. Forward contracts used to hedge specific transactions having fixed terms, such as amount, price and timing of delivery for Canadian operations or anticipated capital and operating expenditures for the French Guiana operations are accounted for using the hedge accounting method. If foreign exchange contracts are repurchased before the original designation date, any gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently, this deferred gain or loss is accounted for in the statement of operations as an increase/decrease in revenues for Canadian operations and expenses or capital expenditures for French Guiana operations, for the period of the corresponding hedged item’s original designation date. If foreign exchange contracts are repurchased after the original designation date, the Company accounts for the related gain or loss in revenues for Canadian operations and expenses or capital expenditures for French Guiana operations, on the original designation dates.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Commodity contracts and financial instruments (continued)

ii)
Non-hedge derivative instruments

Prior to 2005, in some cases, the Company utilized instruments with optionalities (call options, variable volume forwards (“VVF”) and lease rate swaps) as part of its revenue protection program. Transactions in which there was no certainty for one or more of its key components (price, delivery date, quantity) did not meet the conditions of hedge accounting, and were treated as “non-hedge derivatives” and marked to market. Gold purchase commitments, including those used to offset optionalities, are also marked to market. The Company obtains a valuation from a counterparty of its portfolio of gold commitments for each reporting period. This market valuation is based on forward rates and considers the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge instruments is included on the balance sheet and the change in market value from the previous reporting period is included in the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can have a material impact on earnings.

If non-hedge derivative instruments (call options and VVF) are converted into hedge derivative instruments (fixed forwards) and included in a hedging relationship, any change in the fair value of the instrument after the conversion date is recognized in revenues as explained previously in section i).

iii)	Prepaid gold forward sales contract

Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts are accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

iv)	Ounces of gold receivable

Following the disposal of the Carlota Copper project, Cambior will receive ounces of gold. The fair value of the ounces of gold receivable was determined based on forward prices at the closing date and a risk premium. Cambior recognized both an amount for gold receivable and a related discount. The gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the “non-hedge derivative gain/loss” caption in the statement of operations. The discount is amortized up to the time of deliveries and is accounted for under the “investment income” caption in the statement of operations.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Asset retirement obligations

Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. The Company recognizes, when the legal obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset. The depreciation expense is included in the operations statement and accounted for in accumulated depreciation, depletion and amortization. An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in mining operations and added to the asset retirement obligation. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Employee future benefit plans

The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets.

The cost and accrued benefit obligations are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and health care costs.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for that period and the expected long-term rate of return of plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service periods are summarized in Note 15. The transitional asset is amortized on a straight-line basis over 16 years.

Income and mining taxes

The Company uses the tax asset and liability method to recognize and measure future income taxes. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will not more likely than not, be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

2.	ACCOUNTING POLICIES (continued)

Stock-based compensation

Under its stock option plan, the Company grants common share purchase options to directors and key employees of the Company. Stock-based compensation plans are accounted for using the fair value-based method of accounting. Compensation costs, measured at the grant date based on the fair value of the options and recognized over the related service period, are accounted for as an expense in the statement of operations and credited to contributed surplus. Consideration paid by employees when the options are exercised, as well as the fair value at the grant date of options exercised, are added to capital stock.

Revenue recognition

Revenues from gold, niobium and bauxite sales that represent more than 98.7% (98.5% in 2004) of revenues from mining operations are recognized when the following conditions are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred under the terms of the arrangement;
•	The price is fixed or determinable; and
•	Collection is reasonably assured.

For gold sold under forward sales contracts or in the spot market, it is considered that delivery has occurred on transfer of title to the gold to counterparties.

For niobium and bauxite sold under specific contracts, it is considered that delivery has occurred on transfer of the rights and obligations to buyers.

Revenues from contracting services are recognized as services are rendered.

Earnings (Loss) per share

The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in 2005.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

3.	CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not use the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The following table presents the impact of the previously described changes as at January 1, 2004:

$
Fair value of options granted from 1995 to 2003 applied to deficit	15,873
Fair value of options exercised from 1995 to 2003 transferred to common shares	(212)
Residual amount applied to contributed surplus	15,661

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Accounting for Asset Retirement Obligations” which establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.

This change in accounting policy was applied retroactively and reflected in the consolidated financial statements as follows:

	2004	2003
Consolidated Balance Sheet:	$	$
Increase in property, plant and equipment	10,953	5,440
Increase in asset retirement obligations	10,731	3,358
Increase in shareholders’ equity	222	2,082
Consolidated Operations:
Decrease in mining operations expenses	387	863
Increase in depreciation, depletion and amortization	991	711
Increase (Decrease) in net earnings	(604)	152

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Flow-through shares

In March 2004, the CICA Emerging Issues Committee (“EIC”) issued EIC Abstract 146, “Flow-through shares”, identifying two issues as a result of varying practices related to the date of recognition of the future tax liability and the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The future income tax liability must be recognized, and the shareholders’ equity reduced, on the date that the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. Cambior adopted this pronouncement in 2004 which resulted in the recognition of a future income tax liability of $1,219,000 offset by the recognition of a corresponding amount of unrecognized tax losses incurred previously.

4.	IMPAIRMENT LOSS AND RESTRUCTURING COSTS

In accordance with its accounting policies, the Company reviewed the carrying value of the Doyon mine at year-end 2004 based on its long-term plan and updated mineral reserves and determined that an impairment loss was necessary in 2004.

Net estimated future cash flows from the Doyon mine were calculated, on an undiscounted basis, based on management’s best estimates of future gold production, which were established using long-term gold price and foreign exchange rate assumptions. Future expected operating costs, capital expenditures and asset retirement obligations were based on the life of the mine. The fair value was calculated by discounting the estimated future net cash flows using a single interest rate, commensurate with the risk.

The impairment loss also required the write-off of previously deferred losses and the set-up of a hedge derivative loss for forward contracts attributable to Doyon.

This loss is summarized as follows:

2004
$
Impairment loss	52,645
Write-off of deferred losses	4,293
Hedge derivative loss in relation with the fair value of forward sales commitments	14,273
71,211
Restructuring costs	1,941
73,152

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

5.	FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Changes in non-cash working capital items

	2005	2004	2003
	$	$	$
Receivables	(7,667)	(3,841)	(711)
Production inventories	482	(293)	(2,667)
Supplies inventory and prepaid expenses	(5,117)	(8,199)	(1,312)
Accounts payable and accrued liabilities	(1,318)	16,127	4,044
	(13,620)	3,794	(646)

Some changes in non-cash working capital items for major projects in construction are included in investing activities. These are considered as investing activities because they relate to the construction, or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Changes in non-cash working capital items related to acquisition of assets are included in investing activities.

(b)	Cash flows relating to interest and income and mining taxes

	2005	2004	2003
	$	$	$
Interest paid	3,273	2,500	1,343
Income and mining taxes paid (received)	247	451	(361)

6.	CASH AND SHORT-TERM INVESTMENTS

	2005	2004
	$	$
Cash	1,920	7,438
Short-term investments with initial maturities of less than three months, bearing interest at rates varying from 3.20% to 4.15% (2.10% to 2.45% in 2004) (a)	13,662	13,582
Cash and cash equivalents	15,582	21,020
Short-term investments with initial maturities of more than three months but less than six months, bearing interest at rates varying from 2.02% to 2.48% in 2004(b)	-	33,846
Cash and short-term investments	15,582	54,866

(a)	Some of these short-term investments totalling $172,000 (C$200,000) ($1,082,000 (C$1,300,000) in 2004) were denominated in Canadian dollars.
(b)	Some of these short-term investments totalling $9,033,000 (C$10,857,000) in 2004 were denominated in Canadian dollars.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

7.	INVESTMENTS AND OTHER ASSETS

	2005	2004
	$	$
Shares of publicly traded companies, at cost net of provision for decline in market value(a)	14,103	15,820
Ounces of gold receivable related to the disposal of the Carlota project (Note 9)	24,850	-
Debt service accounts (Note 11 b) and c))	812	-
Restricted cash deposit per closure cost guarantees (Note 14)	533	-
Residual proceeds receivable of $2,000,000 from the sale of a project, discounted at 6.125%	-	1,912
Promissory note receivable from a supplier and others	833	2,454
Accrued benefit asset (Note 15)	1,248	563
	42,379	20,749
Deferred charges	2,412	1,911
	44,791	22,660
Current portion included in receivables	13,358	1,912
	31,433	20,748

(a)
Some of these shares dollars totalling $14,055,000 (C$18,366,000) ($15,772,000 (C$20,608,000) in 2004 were denominated in Canadian dollars. A provision of $1,024,000 was accounted for to reflect a permanent decline in one investment.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

8.	PROPERTY, PLANT AND EQUIPMENT

	2005
	Cost	Accumulated depreciation, depletion and amortization (1)	Net
	$	$	$
Mining properties	164,560	66,853	97,707
Development expenses (2)	509,848	408,022	101,826
Land, buildings and equipment relating to mines	510,835	326,236	184,599
Other	17,035	15,394	1,641
	1,202,278	816, 505	385,773
Mining projects	69,093	-	69,093
	1,271,371	816,505	454,866

	2004
	Cost	Accumulated depreciation, depletion and amortization (1)	Net
	$	$	$
Mining properties	144,402	56,682	87,720
Development expenses (2)	467,463	381,219	86,244
Land, buildings and equipment relating to mines	446,367	295,385	150,982
Other	14,583	13,005	1,578
	1,072,815	746,291	326,524
Mining projects (3)	86,958	14,635	72,323
	1,159,773	760,926	398,847

(1)	Includes impairment loss.
(2)	In 2005, an amount of $999,000 of government assistance was accounted for as a reduction of development expenses ($957,000 in 2004).
(3)	The costs of mining projects include accumulated depreciation related to the transfer of equipment between subsidiaries.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

9.	ACQUISITION AND DISPOSITION OF ASSETS AND BUSINESSES

The following table presents the cash impact of acquisition and disposition of assets and businesses:

	2005	2004	2003
	$	$	$
Disposal of Carlota Project	14,299	-	-
Consolidation of the ownership of the Sleeping Giant mine	(4,136)	-	-
Acquisition of Sequoia Minerals Inc.	-	(42,019)	-
Privatization of Linden Bauxite operations in Guyana and creation of Omai Services Inc.	-	(14,711)	-
Acquisition of Camp Caiman Project	-	-	3,230
	10,163	(56,730)	3,230

Disposal of the Carlota Copper Project

On December 21, 2005, Cambior completed the sale of the Carlota Copper project (“Carlota”) through the transfer of all shares of Cambior USA, Inc. (“Cambior USA”) for an initial consideration of $38,630,000. Under the terms of the agreement, Cambior received, at closing, a cash consideration of $15,000,000, and will receive, commencing on March 31, 2006, eight quarterly deliveries of 6,250 ounces of gold. The fair value of the ounces of gold receivable was determined to be $23,630,000 based on forward prices at the closing date and a 3.0% risk premium. As the gold spot price was $489 per ounce on the closing date, Cambior recognized both a $24,450,000 gold receivable and a related discount of $820,000. The gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the “non-hedge derivative gain” caption in the statement of operations (Note 21). The discount is amortized up to the time of deliveries and is accounted for under the “investment income” caption in the statement of operations.

To conclude this transaction, Cambior incurred $1,001,000 of commission and fees. The net gain on disposal was $12,552,000. The USA tax losses carried forward of Cambior USA were also transferred to the buyer. Also following this disposition, Cambior has realized, for income tax purposes, a capital loss in the amount of $41,837,000 on which no future tax asset was recognized.

At December 31, 2005, the revaluation of the gold receivable at a spot price of $513 per ounce, resulted in the recognition of a $1,200,000 gain.

The final four gold deliveries may be deferred if the buyer is unable to begin construction at Carlota by the first quarter of 2007. The deferral cannot however be extended beyond June 30, 2010. Following an agreed-upon drilling program of approximately 3,000 meters, Cambior may receive up to an additional $4,000,000 in cash based on the estimated copper contained in defined areas.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

9.	ACQUISITION AND DISPOSITION OF ASSETS AND BUSINESSES (continued)

Disposal of the Carlota Copper Project (continued)

As security regarding the gold deliveries, the buyer:

(i)	pledged all shares of Cambior USA and of Carlota Copper Company (“CCC”), a wholly-owned subsidiary of Cambior USA and the direct owner of Carlota; and

(ii)
granted first rank security interests in all moveables and immoveables of Cambior USA and of CCC, in Cambior’s favor; such first ranking being subject to existing royalties on Carlota and security interests to be granted in connection with project financing for Carlota, if and when applicable, which shall rank pari passu with Cambior’s security.

The carrying value of the Carlota project as at December 31, 2004, was classified as assets held for sale on the consolidated balance sheet. All expenditures related to the Carlota project were capitalized and included in investing activities: $2,125,000 in 2005, $5,888,000 in 2004 and $1,654,000 in 2003.

Consolidation of the ownership of the Sleeping Giant mine

Effective April 30, 2005, the Company purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4,136,000 (C$5,205,000). The transaction was accounted as an acquisition of assets.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

$
Current assets	606
Investments	815
Property, plant and equipment(1)	6,041
Total assets acquired	7,462
Current liabilities	1,643
Liability for asset retirement obligations and others	1,643
Assumption of long-term debt	40
Total liabilities assumed	3,326
Net assets acquired	4,136
Consideration
Net disbursement	4,136

(1)	Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

9.	ACQUISITION AND DISPOSITION OF ASSETS AND BUSINESSES (continued)

Acquisition of Sequoia Minerals Inc.
On July 2, 2004, Cambior acquired Sequoia Minerals Inc. (“Sequoia”) through a merger transaction, thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine operator. Cambior purchased the remaining interest for $42,019,000 in cash and issued 2,241,000 of its shares valued at $6,292,000. This value was determined based on an exchange ratio of one Cambior share for each 6.3 Sequoia shares.

The transaction with Sequoia was accounted as a business combination using the purchase method of accounting. Cambior estimated a liability for asset retirement obligations relating to the closure of a non-strategic division. Cambior also accounted for a provision of $422,000 for involuntary termination benefit expenses.

As the acquired company was liquidated into Cambior on January 1, 2005, the future income tax assets previously considered in Sequoia’s financial statements were re-evaluated based on its estimated profit for the period preceding the liquidation. No future tax liability was recorded with respect to the excess of purchase price paid over book value as it was assumed that, as a result of the acquisition, such future liability would be settled against some of Cambior’s not-yet recorded future tax assets. However, a future mining duties liability of $589,000 was recorded to reflect the higher values for accounting than for mining duties existing in Sequoia at the time of acquisition. The initial allocation of the purchase price was adjusted in 2005.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

9.	ACQUISITION AND DISPOSITION OF ASSETS AND BUSINESSES (continued)

Acquisition of Sequoia Minerals Inc. (continued)

The following table summarizes the adjusted value of the assets acquired and the liabilities assumed at the date of acquisition:

$
Current Assets	12,999
Investments	153
Property, plant and equipment	58,227
Future income tax assets	41
Total assets acquired	71,420

Current liabilities	4,981
Assumption of long-term debt	14, 061
Assumption if debentures	1,015
Asset retirement obligations	822
Accrued benefit liability(1)	1,369
Future mining tax liabilities	589
Total liabilities assumed	22,837
Net assets acquired	48,583

Consideration
Disbursement(2)	42,019
Issuance of Cambior shares	6,292
Conversion option on convertible debenture	262
Fair value of Sequoia common share purchase options converted into Cambior options	10
48,583
Cambior options 10 48,583

(1)	In 2005, a portion of this accrued benefit liability was transferred to a company previously associated with Sequoia (Note 15).
(2)	The Company entered into foreign exchange fixed forward contracts to hedge the foreign exchange risk related to the disbursement in Canadian Dollars at a foreign exchange rate of 1.3619.

Privatization of Linden Bauxite Operations in Guyana

In December 2004, Cambior completed a transaction with the Government of Guyana for the privatization of certain assets of Linden Mining Enterprise Limited (Linmine), a bauxite mining and processing operation wholly-owned by the Government of Guyana.

A new company, OMAI Bauxite Mining Inc. (OBMI), has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. The main privatized assets contributed by the Government of Guyana are the processing plant along with service facilities and the Montgomery mine totalling $5,223,000. Cambior contributed an amount of $12,187,000 to acquire its 70% participation including $5,000,000 cash and the balance in mine equipment transfers from OMAI Gold Mines Ltd. (OGML).

This transaction also included the creation of Omai Services Inc. (OSI), a wholly-owned Cambior’ subsidiary which was granted a license to generate and sell electricity to OBMI and another customer under a 15-year agreement.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

9.	ACQUISITION AND DISPOSITION OF ASSETS AND BUSINESSES (continued)

Camp Caiman project

On November 29, 2003, the Company acquired the Camp Caiman advanced gold exploration project located in French Guiana, South America, and other assets and liabilities through a merger agreement with Ariane Gold Corp. (“Ariane”). The transaction with Ariane was accounted as an acquisition of assets.

Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (C$3.58) each, based on the closing prices of the companies’ respective shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also allowed the holders of 1,266,000 options issued under the Ariane employee option plan to obtain corresponding options of Cambior (based on the relevant exchange ratio) and to hold them until their original scheduled expiry.

The value of the net assets acquired has been established as follows:

$
Cash and cash equivalents	3,230
Current Assets	186
Investment(1)	(396)
Property, plant and equipment - mining projects	49,615
Total assets acquired	52,635

Current liabilities	2,276
Assumption of long-term debt	9,711
Total liabilities assumed	11,987

Net assets acquired	40,648

Consideration
Issuance of Cambior shares	39,203
Fair value of Ariane common share purchase options converted into Cambior options(2)	1,445
40,648

(1)	Prior to the transaction, the Company held a minority investment in shares of Ariane.
(2)
The options granted upon the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

10.	CURRENT PORTION OF LONG-TERM LIABILITIES

	Note	2005	2004
		$	$
Current portion of:
Long-term debt	11	21,222	20,787
Deferred revenue	12	-	12,222
Deferred gains	13	119	-
Asset retirement obligations	14	1,895	3,754
Accrued benefit liabilities	15	406	105
		23,642	36,868

11.	LONG-TERM DEBT

	Total	Scheduled payments						Total
	2005	2006	2007	2008	2009	2010	2011+	2004
	$	$	$	$	$	$	$	$
2003 Credit facility(a)	32,000	14,000	14,000	4,000	-	-	-	50,000
Balance of purchase price
- Rosebel(e)	-	-	-	-	-	-	-	1,000
- Grassalco(f)	1,503	816	687	-	-	-	-	2,276
Non-participating shares(g)	1,400	480	480	440	-	-	-	1,880
Convertible debenture (h)	1,256	1,256	-	-	-	-	-	1,173
Others	938	175	365	132	101	75	90	1,100
Sub-total	37,097	16,727	15,532	4,572	101	75	90	57,429
Non-recourses debt
- Credit facility - OBMI(b)	10,000	-	626	914	1,014	1,125	6,321	-
- Credit facility - OSI(c)	8,000	419	613	679	754	836	4,699	-
- Balance of purchase price-Camp Caiman(d)	7,918	4,076	-	3,842	-	-	-	7,800
Sub-total	25,918	4,495	1,239	5,435	1,768	1,961	11,020	7,800
Total	63,015	21,222	16,771	10,007	1,869	2,036	11,110	65,229
Current portion	21,222							20,787
Long-term portion	41,793							44,442

a)	2003 Credit facility

On February 7, 2003, Cambior entered into a new Credit facility agreement (“2003 Credit facility”) with a banking syndicate. The 2003 Credit facility initially consisted of a non-revolving term loan and a revolving credit facility.

In 2004, a Credit facility amendment to delay the reimbursement schedule by nine months commencing March 31, 2005 was agreed upon. The new repayment schedule consists of four quarterly payments of $3,500,000 in 2006, four quarterly payments of $3,500,000 in 2007 and three quarterly payments of $1,333,000 in 2008.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

11.	LONG-TERM DEBT (continued)

(a)
2003 Credit facility (continued)

In October 2005, Cambior agreed to an amendment to its 2003 Credit facility with its lenders to increase the revolving credit facility from $10,000,000 to $15,000,000, and to change the basis for calculating interest rates and fees. In accordance with this amendment, the interest margin above LIBOR rate will henceforth vary according to the ratio of Total Net Senior Debt to EBITDA. The Total Net Senior Debt is defined as the aggregate amount of the debt less cash and subordinated debt. The EBITDA is defined as the consolidated net income plus interest expense, depreciation, amortization expense and income tax expense. Committed facilities carry a weighted average standby fee of 0.30% per annum on the unutilized portion of the 2003 Credit facility.

At December 31, 2005, the $15,000,000 revolving portion of the 2003 Credit facility, maturing on September 30, 2008, was unutilized except for $6,701,000 inl etters of credit issued to guarantee certain corporate obligations. Prior to the 2005 amendment, the 2003 Credit facility bore interest at the LIBOR rate plus 2.50%, until achievement of completion at the Rosebel project which occurred in late 2004. From January 2005 until November 2005, the interest margin above LIBOR varied from 1.50% to 2.25% based on the Loan Life Protection Ratio (“LLPR”). The LLPR was defined as the ratio of the present value (discounted at a rate of 8% per annum) of projected cash flow available for debt service to the total net senior debt. As at December 31, 2005, the effective interest rate was 5.87% (4.81% as at December 31, 2004).

The 2003 Credit facility is secured by the Company’s interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines, and is subject to various covenants, financial ratios and prepayments in the event of future financings.

(b)	Credit facility - OBMI

In 2004, OBMI entered into a $10,000,000 credit facility with a Caribbean financial institution on a non-recourse basis, but subject to a $5,000,000 construction cost-overrun guaranty from Cambior. This facility has a 10-year term and an interest rate of 10.5% per year and is used to refurbish the bauxite processing plant and infrastructure. An amount of $10,000,000 was borrowed during 2005. Interest only is to be paid monthly during the first two years. Thereafter, the facility is to be reimbursed by 32 equal consecutive quarterly payments including interest until 2015. This credit facility is secured by a first debenture over the fixed and floating assets of OBMI, together with a collateral mortgage over the properties and the buildings constructed thereon. It is also secured by an assignment of the proceeds of the sales agreements. OBMI must also maintain a debt service account in the amount of one principal and interest payment.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

11.	LONG-TERM DEBT (continued)

(c)	Credit facility - OSI

An amount of $8,000,000 was borrowed during 2005 from a Caribbean financial institution at a rate of 10.5% per year, on a non-recourse basis to install a power plant near OBMI’s facilities. The facility is to be reimbursed by 36 equal consecutive quarterly payments including interest commencing June 30, 2006, until March 31, 2015. OSI has granted a fixed and floating charge over its assets to the lender to secure the repayment of the principal sum. OSI must also maintain a debt service account in the amount of one principal and interest payment.

(d)	Balance of purchase price payable for Camp Caiman project

Pursuant to the acquisition of the Camp Caiman project, the Company assumed the balance of the purchase price relating to Ariane’s acquisition from Asarco Incorporated, in August 2002, of Asarco Guyane Française S.A.R.L. (“AGF”). The balance of purchase price is accounted for at its discounted value calculated using an interest rate of 3%, without interest and payable as follows:

i)	$4,136,800 on August 19, 2006; and
ii)	$4,136,800 within 120 days of the commencement of commercial production planned in 2008.

An amount of $2,171,000 was paid in 2004. The balance of purchase price payable is subject to prepayments in the case of a subsequent issuance of equity. The AGF (renamed CBJ Caiman S.A.S.) shares have been pledged as security against the future payments, and will be released upon the full reimbursement of the debt.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

11.	LONG-TERM DEBT (continued)

(e)	Balance of purchase price - Rosebel

The balance of the purchase price represented the last installment of $1,000,000 paid in 2005.

(f)	Balance of purchase price - Grassalco

Upon receiving the Right of Exploitation for the Rosebel project in December 2002, an amount became payable to Grasshopper Aluminum Company N.V. (“Grassalco”), a mining company owned by the Government of Suriname, in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments of $696,000, the first of which was paid in 2005. The discounted value was calculated using an interest rate of 3.19%.

(g)	Non-participating shares

The Rosebel mine started commercial production on February 11, 2004. In accordance with the Mineral Agreement between the Company and the Republic of Suriname, the Company issued to the Government of Suriname, following the date of the commercial production as defined, 5% of the participating capital stock of Rosebel Gold Mines N.V. (“RGM”), and 2,000,000 non-participating shares redeemable for $2,000,000. Non-participating shares totalling $480,000 were redeemed in 2005 ($120,000 in 2004).

(h)	Convertible debenture

Upon the acquisition of Sequoia in July 2004, the Company assumed a convertible debenture. This debenture is convertible anytime into 340,166 common shares of the Company and partially convertible at the Company’s option under certain conditions. The debenture has a par value of C$1,500,000, bears interest at 10% per annum payable on a quarterly basis, and matures in December 2006. The effective interest rate was 13.5% at December 31, 2005. The fair value of the conversion option associated with the convertible debenture is recorded as "Equity component of convertible debenture” under shareholders’ equity. The accretion on the debenture is charged to earnings ratably to maturity.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

11.	LONG-TERM DEBT (continued)

Interest:
Interest on long-term debt was as follows:
	2005	2004	2003
	$	$	$
Interest on long-term debt
-Expensed	3,000	2,291	91
-Capitalized	669	529	1,411
	3,669	2,820	1,502

12.	DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from these prepaid sales were accounted for as deferred revenue.

13.	DEFERRED GAINS (LOSSES)

	2005	2004
	$	$

Deferred losses on gold related to hedging transactions	(85)	(5,134)
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	204	692
	119	(4,442)
Current portion	119	(4,646)
Long-term portion	-	204

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

14.	LIABILITY FOR ASSET RETIREMENT OBLIGATIONS AND OTHERS

Cambior’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life or construction of new mines. The liability for asset retirement obligations has been considered in the year-end impairment test process. According to management’s estimate, the cash flows provided by Cambior’s operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations. The Company is required by the Minister of Natural Resources in Quebec to provide security pledges (government bonds or letter of credit) based on the mine closure plans. As at December 31, 2005, the Company had $533,000 in deposits restricted (Note 7) for settling its obligations as well as a letter of credit in the amount of $500,000 issued to the Government of Guyana. Asset retirement obligation settlements for OGML have started and will continue in 2006.

At December 31, 2005, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted amounts required	Expected timing of payments	Average credit- adjusted risk-free rate
	$
Doyon mine	30,294	2007-2017	5.30%
Omai mine	1,787	2006	6.92%
Rosebel mine	3,015	2006-2021	7.18%
Sleeping Giant mine	2,654	2008-2012	6.22%
Niobec mine	2,253	2006-2025	6.29%
Bauxite mine	2,675	2065	7.51%
Other mines	1,359	2006-2009	4.65% - 6.37%
	44,037

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

$
2006	8,365
2007	5,254
2008	12,080
2009	4,957
2010	6,748
2011 onwards	6,100
43,504

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

14	LIABILITY FOR ASSET RETIREMENT OBLIGATIONS AND OTHERS (continued)

The following table presents the reconciliation of the liability for assets retirement obligations:

	2005	2004
	$	$
Liability for asset retirement obligations
Balance, beginning of year as previously reported	29,434	16,400
Prior years’ adjustment to reflect the change in accounting for asset retirement obligations (Note 3)	-	3,358
Restated balance, beginning of year	29,434	19,758
New obligation relating to the acquisition of assets and businesses	1,340	822
Revision in the estimated cash flows and timing of payments	4,855	5,673
Accretion expense	1,832	1,787
Disbursements	(3,427)	-
Foreign exchange variation	911	1,394
Balance, end of year	34,945	29,434
Less current portion	(1,895)	(3,754)
Long-term portion	33,050	25,680
Other obligations	755	279
	33,805	25,959

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

15	EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to various defined contribution and final-pay defined benefit pension plans for its employees that are funded on the basis of actuarial valuations. The defined benefit pension plans are subject to funding based on actuarial valuation which is performed at least every three years. The most recent actuarial valuation was prepared as at January 1, 2003 and the next required valuation will be as of January 1, 2006. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31st of each year.

As well, senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan ("SERP"). The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company’s defined benefit pension plan reflected the full amount of the base salary of such employees. Annual contributions are assessed by the Board of Directors based on the Company’s financial position and other factors. In 2005, letters of credit amounting to $6,201,000 (C$7,212,000) were issued to guarantee the SERP obligations under retirement compensation agreements.

Upon the acquisition of Sequoia in July 2004, the Company assumed accrued benefit liabilities relating to funded final-pay defined benefit pension plans and other post-retirement benefit plans (health care plans). The Company also recognized a new accrued benefit liability related to a post-retirement benefit plan offered to unionized employees of Niobec. In 2005, the defined benefit pension plan acquired was transferred to a company previously associated with Sequoia. This transfer is presented as a settlement in the following reconciliation. The post-retirement benefit plans are unfunded and require no contribution from employees and the most recent actuarial valuations were prepared in 2004.

Total cash payments

Total cash payments for employee future benefits, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to defined contribution plans were $3,853,000 in 2005 ($3,077,000 in 2004).

Defined contribution plans

The total expenses for the Company’s defined contribution plans amounted to $2,264,000 in 2005 ($2,306,000 in 2004 and $1,908,000 in 2003).

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

15.	EMPLOYEE FUTURE BENEFIT PLANS (continued)

	Pension benefit plans		Post-retirement benefit plans
Defined benefit plans	2005	2004	2005	2004
	$	$	$	$
Accrued benefit obligations
Balance, beginning of year	12,247	7,776	2,362	473
Current service cost	783	534	104	354
Interest expense	735	589	176	84
Actuarial loss	1,553	684	793	180
Benefits paid	(306)	(166)	(100)	(55)
Acquisition of Sequoia	(77)	1,838	-	1,096
Settlement of a plan	(972)	-	-	-
Foreign exchange variation	471	992	120	230
Balance, end of year	14,434	12,247	3,455	2,362
Plan assets
Fair value, beginning of year	8,681	5,377	-	-
Actual return on plan assets	912	554	-	-
Employer contributions	1,589	716	-	-
Benefits paid	(306)	(166)	-	-
Acquisition of Sequoia	-	1,488	-	-
Settlement of a plan	(983)	-	-	-
Foreign exchange variation	342	712	-	-
Fair value, end of year	10,235	8,681	-	-
Pension plan assets consist of:	2005	2004
Asset category:	%	%
Equity securities	57	52
Debt securities	33	36
Other	10	12
Total	100	100

Reconciliation of the funded status of the benefit plans to the amounts recorded in the financial statements is as follows:

	Pension benefit plans		Post-retirement benefit plans
	2005	2004	2005	2004
	$	$	$	$
Fair value of plan assets	10,235	8,681	-	-
Accrued benefit obligations	14,434	12,247	3,455	2,362
Funded status-deficit (1)	(4,199)	(3,566)	(3,455)	(2,362)
Unamortized transitional asset	(1,334)	(1,420)	-	-
Unamortized net actuarial loss	3,189	1,964	997	204
Accrued benefit liabilities	(2,344)	(3,022)	(2,458)	(2,158)

(1)
As at December 31, 2005, the two final-pay defined benefit pension plans showed a deficit. As at December 31, 2004, two of the three final-pay defined benefit pension plans were showing a deficit consisting of an accrued benefit obligation totalling $5,989,000 and plan assets of $2,246,000.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

15.	EMPLOYEE FUTURE BENEFIT PLANS (continued)

Defined benefit plans (continued)

The accrued benefit liabilities are included in the Company’s balance sheet as follows:

	Pension benefit plans		Post-retirement benefit plans		Total
	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$
Accrued benefit asset	1,248	563	-	-	1,248	563
Current portion of long- term liabilities	(250)	(105)	(156)	-	(406)	(105)
Accrued benefit liabilities	(3,342)	(3,480)	(2,302)	(2,158)	(5,644)	(5,638)
	(2,344)	(3,022)	(2,458)	(2,158)	(4,802)	(5,180)

There is no additional minimum liability as defined under US GAAP.

The total costs recognized for the Company’s defined benefit plans are as follows:

	Pension benefit plans			Post-retirement benefit plans
	2005	2004	2003	2005	2004	2003
	$	$	$	$	$	$
Current service cost	783	534	436	104	354	(21)
Interest expense	735	589	439	176	84	25
Actual return on plan assets	(912)	(554)	(392)	-	-	-
Actuarial loss	1,553	684	105	793	180	-
Element of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	2,159	1,253	588	1,073	618	4
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets for the year	344	126	108	-	-	-
Difference between actuarial loss recognized for the year and actuarial loss/gain on accrued benefit obligations for the year	(1,455)	(627)	(55)	(755)	(160)	-
Amortization of the transitional asset	(129)	(120)	(111)	-	-	-
Defined benefit costs recognized	919	632	530	318	458	4

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

15.	EMPLOYEE FUTURE BENEFIT PLANS (continued)

Defined benefit plans (continued)

The significant assumptions used to evaluate the Company’s accrued benefit obligations and benefit costs are as follows (weighted-average):

	Pension benefit plans		Post-retirement benefit plans
	2005	2004	2005	2004
	%	%	%	%
Accrued benefit obligations as of December 31:
Discount rate	5.3	6.0	5.3	6.0
Rate of compensation increase	3.0	3.2	-	-
Benefit costs for years ended December 31:
Discount rate	6.0	6.4	6.0	6.0
Expected long-term rate of return on plan assets	7.0	6.8	-	-
Rate of compensation increase	3.2	3.2	-	-
Assumed health care trend rate for the next year used to measure the expected cost covered by the plans
- first four years (first three years in 2004)	-	-	10	10
- thereafter	-	-	5	5

	2005	2004
Average remaining service period of active employees covered by the:	Years	Years
- Defined pension benefit plan	16	16
-SERP	11	11
- Defined pension benefit plan - Sequoia	-	16
- Defined post-retirement benefit plan -
• manager and clerical employees at Niobec	14	10
• unionized employees at Niobec	16	16

The estimated employer contributions for 2006 are $963,000. Estimated benefit payments for the next ten years are as follows:

$
2006	463
2007	509
2008	543
2009	531
2010	535
2011 to 2015	4,505
7,086

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

15.	EMPLOYEE FUTURE BENEFIT PLANS (continued)

Defined benefit plans (continued)

Sensitivity analysis:

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects for 2005:

	Increase	Decrease
	$	$
Total service and interest costs	15	(16)
Accrued benefit liabilities	177	(151)

16.	COMMON SHARES, WARRANTS AND OPTIONS

Authorized

-	Unlimited number of voting common shares without par value.

-	Unlimited number of Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

-	10,000,000 Class II preferred shares.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

16.	COMMON SHARES, WARRANTS AND OPTIONS (continued)

	2005		2004		2003
	Number of securities	Amount	Number of securities	Amount	Number of securities	Amount
	(000)		$(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of year	274,188	544,545	240,842	445,743	160,167	288,040
Options exercised from 1995 to 2003		-		212		-
Options exercised during the year		262		202	-
Issued:
Public offerings	-	-	29,333	87,823	40,000	72,192
Merger agreement (1)	-	-	-	-	14,835	39,203
Acquisition of Sequoia (2)	-	-	2,241	6,292	-	-
Exercise and expiry of warrants	-	-	150	119	24,754	44,018
Exercise of options (3)	410	406	635	855	515	849
Flow-through common shares	-	-	987	3,299	571	1,441
	410	668	33,346	98,802	80,675	157,703
Balance, end of year	274,598	545,213	274,188	544,545	240,842	445,743
Common share purchase warrants:(4)
Balance, beginning of year	-	-	150	50	2,216	870
Exercised	-	-	(150)	(50)	(702)	(232)
Expired	-	-	-	-	(1,364)	(588)
	-	-	(150)	(50)	(2,066)	(820)
Balance, end of year	-	-	-	-	150	50

Common share purchase options granted following the Ariane merger and Sequoia acquisition: (1)(2)
Balance, beginning of year	873	953	1,012	1,155	-	-
Granted	-	-	47	10	1,266	1,445
Exercised(3)	(3)	(4)	(186)	(212)	(254)	(290)
Expired	(44)	(6)	-	-	-	-
	(47)	(10)	(139)	(202)	1,012	1,155
Balance, end of year	826	943	873	953	1,012	1,155
Total common shares, warrants and options		546,156		545,498		446,948

(1)	Upon the merger agreement with Ariane (Note 9)
(2)	Upon the acquisition of Sequoia (Note 9)
(3)	The options were exercised by employees of the Company under the stock option plan for directors and key employees and pursuant to the merger agreement with Ariane.
(4)	Excluding warrants to purchase common shares that were issued as part of the August 12, 2003 and October 14, 2004 public offerings.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

16.	COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities

2005:

Common shares were issued in 2005 following the exercise of common share options.

2004:

On October 14, 2004, Cambior issued 29,333,333 units at a price of C$3.75 per unit to a syndicate of underwriters for gross proceeds of $87,823,000 (C$110,000,000). Each unit consisted of one common share and one-half of one Series D common share purchase warrant. Each whole Series D warrant is exercisable at a price of C$4.35 before October 16, 2006. The net proceeds of the offering were used by the Company for general corporate purposes.

In conjunction with the acquisition of Sequoia, the Company issued 2,241,000 common shares on July 2, 2004 (Note 9).

During 2004, 150,000 common shares at a price of C$0.56 per share were issued pursuant to the exercise of warrants for total proceeds of $119,000.

In addition, pursuant to a flow-through financing to incur Canadian Exploration Expenses, common shares were issued as follows during 2004:

	Number of common shares	Issuance price ($ per share)	Total proceeds
	(000)		$
March 18, 2004	111	$3.31 (C$4.40)	367
April 16, 2004	571	$3.27 (C$4.40)	1,868
July 12, 2004	305	$3.49 (C$4.60)	1,064
	987		3,299

2003:

During 2003, 24,754,000 common shares were issued pursuant to the exercise of warrants as follows:

Number of common shares	Exercise price	Total proceeds
(000)	($ per share)	$
10,417	$1.14 (C$1.70)	11,834
107	$0.85 (C$1.30)	123
596	$0.41 (C$0.56)	444
13,634	$2.28 (C$3.00)	31,617	(1)
24,754		44,018

(1)
During 2003, 1,364,000 warrants exercisable at a price of C$2.20 each and 682,000 warrants exercisable at C$3.00 each expired without being exercised. The value of warrants totalling $588,000 was transferred into common shares.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

16.	COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities (continued)

2003 (continued):

On August 12, 2003, Cambior issued to a syndicate of underwriters, 40,000,000 units at a price of $1.80 (C$2.50) per unit for gross proceeds of $72,192,000 (C$100,000,000). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant is exercisable at a price of C$3.75 prior to August 12, 2008.

On September 2, 2003, 571,000 common shares were issued at a price of $2.52 (C$3.50) pursuant a flow-through financing for total proceeds of $1,441,000 (C$2,000,000) to incur Canadian Exploration Expenses.

Warrants

As at December 31, 2005, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price $ per share	Number issued (000)	Number exercisable (000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16,2006	C$4.35	14,667	14,667
				34,667

Shareholder rights plan

On November 4, 2005, the board of Directors adopted a Shareholder Rights Plan (the “Plan”) to encourage the fair treatment of shareholders should a take-over bid be made for Cambior. Shareholders will vote on a resolution to ratify the adoption of the Plan at an Annual and Special Meeting of the Shareholders which will be held on or before May 4, 2006. If the resolution is not approved by a majority of votes cast by Shareholders, the Plan and the rights issued under the Plan will terminate and cease to be effective.

The rights issued under the Plan will become exercisable only if a person, including any party related to it, acquires or announces its intention to acquire 20% or more of the outstanding shares of Cambior without complying with the "Permitted Bid" provisions of the Plan or without approval of the Board.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

16.	COMMON SHARES, WARRANTS AND OPTIONS (continued)

Earnings per share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	2005	2004	2003
Number of instruments	(000)	(000)	(000)
Options	2,241	7,964	1,625
Warrants	34,667	34,667	-
Convertible debenture	340	340	-
	37,248	42,971	1,625

Reconciliation of the diluted weighted average number of common shares outstanding for the following years is as follows:

	2005	2004	2003
	(000)	(000)	(000)
Number of instruments
Basic weighted average number of common shares outstanding	274,339	249,321	187,953
Effect of dilutive stock options	1,551	-	2,054
Effect of dilutive warrants	-	-	570
Diluted weighted average number of common shares outstanding	275,890	249,321	190,577

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

17.	COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION

Under the stock option plan for directors and key employees of the Company, options may be granted to eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted (close) market price of the common shares of the Company on the Toronto Stock Exchange for the five trading days immediately preceding the grant date.

The following table sets out the activity in options:

	2005		2004		2003
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000)	$/option	(000)	$/option	(000)	$/option

Common shares reserved(1)	13,730		9,000		9,000
Options outstanding, beginning of year	7,964	2.50	7,254	2.54	5,668	3.13
Granted	1,690	1.85	1,730	2.37	1,400	1.40
Granted following acquisition/merger(2)	-	-	47	5.45	1,266	1.69
Exercised	(410)	0.99	(635)	1.01	(515)	1.08
Forfeited or expired	(1,023)	5.99	(432)	8.99	(565)	11.25
Options outstanding, end of year	8,221	2.09	7,964	2.50	7,254	2.54
Options exercisable, end of year	4,589		4,554		3,540

(1)
At their annual general and special meeting held on May 12, 2005, the shareholders approved an increase of common shares issuable under the stock option plan of the Company to an aggregate number equal at all times to 5% of the Company’s outstanding common shares. During the second quarter of 2005, such maximum number issuable therefore increased from 9,000,000 common shares to a new maximum of an aggregate number being at all times equal to 5% of the Company’s outstanding common shares which represented 13,730,000 common shares, as at December 31, 2005 .

(2)	Upon the acquisition of Sequoia in 2004 and the merger agreement with Ariane in 2003 (Note 9), the then outstanding options were converted into Cambior options.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

17.	COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION (continued)

The following stock options were outstanding at December 31, 2005, including the options resulting from the acquisition of Sequoia and the merger agreement with Ariane:

Exercise price	Options outstanding			Exercisable options
($ per option)(1)	Number (000)	Weighted Average remaining life (years)	Weighted Average exercisable price per option ($ per option)	Number (000)	Weighted Average exercisable price per option ($ per option)
0.44 to 0.71	888	2.4	0.46	888	0.46
1.07 to 1.53	485	1.5	1.28	485	1.28
1.68 to 2.36	4,660	4.5	1.85	2,487	1.75
2.79 to 3.06	1,492	5.4	2.81	33	2.81
3.61 to 4.88	696	0.8	4.77	696	4.77
	8,221		2.09	4,589	1.91

(1)	Options were granted in Canadian dollars and converted in US dollars using the year-end exchange rate.

Accounting for compensation plans

Cambior adopted, retroactively, the amended recommendations of the CICA Section 3870, as of January 1, 2004.

The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of five years and the following assumptions:

	2005	2004	2003
Semi-annual risk-free interest rate	3.50%	3.95%	4.08%
Volatility	65%	75%	78%
Dividend	-	-	-

The weighted average fair value of options granted in 2005 was $1.00 ($1.44 in 2004 and $0.93 in 2003). In 2005, the total stock-based compensation expense determined under the fair value-based method was $1,595,000 ($1,580,000 in 2004). The fair value of options exercised during 2005 totalling $262,000 ($202,000 in 2004) was transferred from contributed surplus to common shares.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

17.	COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION (continued)

Before 2004, the Company measured compensation costs relating to awards of stock options using the intrinsic value-based method of accounting, and was required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value-based method of accounting had been applied, which would have been reported as follows:

2003
$
Net earnings	801
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(1,065)
Pro forma net loss	(264)
Basic net earnings per share	0.00
Diluted net earnings per share	0.00
Basic net loss per share, pro forma	(0.00)
Diluted net loss per share, pro forma	(0.00)

Share purchase plan

The Company has an employee share purchase plan under which eligible employees have the opportunity to acquire common shares of Cambior through payroll deductions. The Company matches up to 50% of the employee contribution up to the lesser of 3% of basic annual salary or C$5,000. The shares are acquired on the open market by a trustee. Cambior’s contribution is charged to earnings in the year of contribution, and amounted to $547,000 in 2005, $489,000 in 2004 and $313,000 in 2003.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

18.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior’s financial instruments and commodities:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Financial Assets
Cash and cash equivalents(1)	15,582	15,582	21,020	21,020
Short-term investments(1)	-	-	33,846	33,846
Receivables excluding ounces of gold receivables(1)	28,139	28,139	20,315	20,315
Investments - Publicly-traded companies(2)	14,103	20,703	15,820	18,922
Ounces of gold receivable related to the sale of Carlota (Note 9)(3)	24,850	24,792	-	-
Investments - Residual proceeds receivable(4)	-	-	1,912	1,912
Debt service accounts, Cash deposit and promissory note and others(5)	2,178	2,178	2,454	2,454
Fair value of non-hedge derivatives	1,082	1,082	1,549	1,549
Foreign exchange contracts (Note 21)(6)	-	42	-	317
Financial liabilities
Accounts payable and accrued liabilities(1)	54,667	54,667	61,133	61,133
Long-term debt(7)	63,015	62,773	65,229	65,229
Fair value of gold forwards (Note 21)(8)	13,529	33,999	14,273	23,006

(1)
The fair value of cash and cash equivalents, short-term investments, receivables excluding ounces of gold receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2)	The fair value of the shares of publicly-traded companies was based on the last quoted market price.
(3)	This valuation is based on the forward price of gold as at year-end, the risk premium and estimated delivery dates.
(4)	The fair value of the residual proceeds receivable from the sale of the El Pachon project was equivalent to the carrying amount given the short-term maturity period.
(5)	The fair value of the debt service accounts, the promissory note and others is equivalent to the carrying amount given the short-term maturity period.
(6)	The Company obtains a valuation from a counterparty of its portfolio of foreign exchange contracts. This valuation is based on forward premium considering market foreign exchange rates.
(7)	Since most of the long-term debt is variable rate debt, the fair value of the Company’s long-term debt approximates the carrying amount as at December 31, 2005 and 2004.
(8)
The Company obtains a valuation from counterparty of its portfolio of gold commitments. This valuation is based on forward rates considering the market price, rate of interest, gold lease rate and volatility.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

19.	CUMULATIVE TRANSLATION ADJUSTMENT

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

	2005	2004	2003
	$	$	$
Cumulative unrealized gain (loss), beginning of year	16,670	268	(18,855)
Unrealized net gain for the year on translation of net assets	5,337	16,402	19,123
Gain on foreign exchange accounted for in operations following the reduction in net investment in Canadian mining operations	(742)	-	-
Cumulative unrealized gain, end of year	21,265	16,670	268
Exchange rate, end of year	1.1630	1.2020	1.2965

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

20.	INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Canadian statutory income tax rate (federal and provincial: 35.01% in 2005, 36.0% in 2004 and 37.2% in 2003) as a result of the following:

	2005		2004	2003
	$		$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	10,879		(24,138)	92
Increase (Decrease) resulting from:
Resource allowance and earned depletion	(463)		671	(742)
Non-taxable portion of gain	(98)		-	(425)
Income tax rate differential of foreign subsidiaries	600		727	302
Use of tax benefits not previously recognized	-		(5,066)	(1,892)
Future income tax recovery resulting from recognition of Rosebel prior years’ tax assets	(2,344)		(4,008)	-
Tax treatment of the disposal of Carlota including realization of a capital loss	(19,802)		-	-

Impact of non-deductible (non-taxable)portion of foreign exchange loss (gain) on Canadian currency	(579)		741	(2,560)
Non-deductible items and other elements	2,983		963	124
Increase in valuation allowance	22,381		35,814	5,101
	13,557		5,704	-
Tax on large corporations	86		242	293
Provincial mining taxes (recovery)	(3,682	) (1)	214	(712)
Other countries’ current taxes (recovery)	-		-	(135)
	9,961		6,160	(554)
(1)	This recovery reflects the reversal of $2,177,000 of mining taxes valuation allowance.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

20.	INCOME AND MINING TAXES (continued)

The provision for income and mining taxes is made up of the following components:

	2005	2004	2003
	$	$	$
Current:
Federal income taxes - tax on large corporations in Canada	86	242	293
Provincial mining taxes (recovery)	(2,089)	214	(712)
Other countries’ current taxes (recovery)	-	-	(135)
	(2,003)	456	(554)
Future:
Provincial mining taxes (recovery)	(1,593)	-	-
Federal and provincial income tax (recovery)	-	(1,180)	-
Foreign income tax	13,557	6,884	-
	11,964	5,704	-
Total	9,961	6,160	(554)

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

20.	INCOME AND MINING TAXES (continued)

As a result of higher asset values for income tax purposes than accounting values and accumulated losses in Canada, Guyana and in USA, the Company has significant future tax assets available. Some of these assets were utilized as part of the Sequoia acquisition in 2004 (Note 9). The Company records a valuation allowance against any portion of its remaining future income tax assets that it believes will not, more likely than not, be realized.

As at December 31, 2005 and 2004, future tax assets and liabilities were detailed as follows:

	2005			2004
		US and			US and
	Canada	other	Total	Canada	other	Total
	$	$	$	$	$	$
Tax assets:
Future mining taxes	2,211	-	2,211	2,177	-	2,177
Net operating loss carry-forwards	2,607	43,271	45,878	2,778	60,756	63,534
Net capital losses carry- forwards	28,110	-	28,110	11,656	-	11,656
Difference between book and tax depreciation and depletion	116,189	18,818	134,317	99,134	15,656	114,790
Accrued liabilities	16,108	724	16,832	12,958	2,279	15,237
Others	4,595	-	4,595	4,458	-	4,458
Total of future tax assets before valuation allowance	169,820	62,123	231,943	133,161	78,691	211,852
Valuation allowance	(167,609)	(44,027)	(211,636)	(133,161)	(65,706)	(198,867)
	2,211	18,096	20,307	-	12,985	12,985
Tax liabilities:
Difference between book and tax depreciation and total of future tax liabilities	1,310	38,536	39,846	1,248	19,869	21,117

Cambior has approximately $182,202,000 ($147,059,000 in 2004) in cumulative Canadian exploration and cumulative Canadian development expenses and approximately $362,837,000 ($315,997,000 in 2004) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years. The Company also benefits from unclaimed investment tax credits totalling $1,000,000, which can be converted into other deductions anytime.

In 2005, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $2,239,000 ($2,049,000 in 2004).

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

20.	INCOME AND MINING TAXES (continued)

Losses carried forward as at December 31, 2005 will expire as follows:

	Canada	United States	Peru(3)
	$	$	$
2006	-	1,056	-
2007	-	645	-
2008	1,192	1,638	-
2009	1,596	1,336	-
2010	322	1,634	-
2011	-	1,026	-
2012	-	1,280	-
2014	4,944	-	-
2018	-	1,713	-
2019	-	1,197	-
2020	-	132	-
2021	-	113	-
2022	-	19	-
Undetermined(4)	) -	-	5, 772
	8,054	11,789	5,772

	Suriname(1)	Guyana OGML(1)	Guyana OBCI(2)(4)	Guyana OBMI(2)	Guyana OSI(2)
	$	$	$	$	$
Unlimited(2)(3)	48,333	55,185	690	1,122	147

(1)	In accordance with the Mineral Agreement concluded with the government of the country.
(2)	In accordance with the Mineral Agreement concluded with the government of the country. In a given year, losses can only eliminate 50% of the net income.
(3)
According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized (no fiscal profit has been realized to date).

(4)	Omai Bauxite Company Inc.

The Company’s French subsidiaries, CBJ-France and CBJ-Caiman, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

21.	COMMITMENTS AND CONTINGENCIES

Gold sales and purchase commitments

The Company’s gold sales and purchase commitments as at December 31, 2005, were as follows(1):

	2006	2007	Total
Total obligations - forwards
Quantity (000 oz)	119	56	175
Average price ($/oz)	325	350	333
Gold purchase
Quantity (000 oz)	(10)	-	(10)
Average price ($/oz)	406	-	406
Net obligations (000 oz)	109	56	165

Ounces of gold receivable related to the disposal of Carlota (Note 9) (000 oz)	25	25	50

(1)	The designation dates for accounting purposes differ from commitment dates.

The estimated fair value of Cambior’s gold forward sales and purchase commitments, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, is as follows:

	2005	2004
	$	$
Hedge derivatives - Forwards	(33,999)	(23,006)
Non-hedge derivatives	1,082	1,549
Estimated mark-to market value	(32,917)	(21,457)
Recognized on the balance sheet:
Forwards - Doyon future gold production included in the impairment loss in December 2004 (1)	(13,529)	(14,273)
Non-hedge derivatives	1,082	1,549
	(12,447)	(12,724)
Off-balance sheet - net fair value of forwards	(20,470)	(8,733)

(1)
In conjunction with the impairment loss of the Doyon mine, on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the “fair value of hedge derivatives” caption totalling $14,273,000. As at December 31, 2005, an amount of $13,529,000 remained as a liability on the balance sheet for such outstanding derivatives.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

21.	COMMITMENTS AND CONTINGENCIES (continued) Gold sales and purchase commitments (continued)

The non-hedge derivative gain (loss) is summarized as follows:

	2005	2004	2003
	$	$	$

Variation of the fair value of the non-hedge derivative instruments during the year	(467)	9,339	(1,428)
Gain resulting from the variation in market prices of ounces of gold receivable related to the disposal of the Carlota project (Note 9)	1,200	-	-
Gain resulting from lease rate swap contracts	-	1,497	3,105
Gain (Loss) arising from the exercise of call options sold and gold purchase commitments	1,964	(8,285)	(1,042)
Non-hedge derivative gain	2,697	2,551	635

Foreign exchange contracts

As at December 31, 2005, the Company had commitments, through foreign exchange forward contracts, to deliver US $5,500,000 and obtain in exchange Canadian dollars at an average rate of C$1,1709 in 2006. As at December 31, 2005, the fair value of these foreign exchange contracts was $42,000. This amount was not accounted for in the consolidated statement of operations as the Company’s commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments. The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

Risk of counterparties

Realization of the Company’s hedging program is dependent upon the ability of the counterparties to respect the terms of the contracts and the maintenance of a liquid market. Cambior’s counterparties in its hedging transactions are the Company’s lenders.

Credit Risk

In the normal course of business of non-gold operations, the Company performs ongoing credit reviews of its customers and evaluates the creditworthiness of all new customers. Except for the ounces of gold receivable following the disposal of Carlota (Note 9), there is no existing single account receivable that represents a substantial risk for the Company. An allowance for doubtful accounts receivable is established while taking into account the specific credit risk related to customers, historical trends and the economic situation.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

21.	COMMITMENTS AND CONTINGENCIES (continued)

Royalties

Production from some mining properties is subject to royalties based on various methods of calculation summarized as follows:

		Royalties included in mining operations expenses
Mine	Calculation	2005	2004	2003
		$	$	$
Rosebel	2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.	3,148	2,010	-

	0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname	682	489	-
	10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced	4,773	2,882	-
Omai Gold	5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	2,147	4,890	4,945
Doyon	24.75% of any excess of the annual average market price over $375 per ounce of gold produced (1,275,000 remaining ounces of production at December 31, 2005)	1,674	1,154	-
Mouska	Two royalties of 0.2% and 2.0% respectively of gold production	546	118	460
Total		12,970	11,543	5,405

The Company is also subject to other royalties for which no amount was paid during 2005, 2004 and 2003:

Sleeping Giant:	Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

21.	COMMITMENTS AND CONTINGENCIES (continued)

Sequoia Minerals

As part of the acquisition of Sequoia, the Company has assumed the indemnity and guarantees issued to the purchaser of a business sold in 2003, for a ten-year term for environmental purposes, up to a maximum amount of C$1,750,000.

Other commitments

As at December 31, 2005, the Company had commitments to complete facilities, summarized as follows:

$
Niobec	1,501
OBMI	3,248
Caiman	707
5,456

Claims

OMAI

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited (“OGML”) in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that had previously filed actions without success in both Québec and Guyana.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company’s financial condition.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

22.	JOINT VENTURES

The following accounts represent the Company’s proportionate interest in the joint ventures of the Sleeping Giant mine (50%) up to April 30, 2005 and of the Niobec mine (50%) up to July 2, 2004 (Note 9).

	2005	2004	2003
	$	$	$
Current assets	-	1,694	9,462
Property, plant and equipment	-	10,504	25,014
Current liabilities	-	(1,572)	(3,678)
Other liabilities	-	(1,686)	(2,095)
	-	8,940	28,703
Revenues	3,796	24,687	33,704
Expenses	(4,359)	(22,616)	(26,305)
Net earnings (loss)	(563)	2,071	7,399

	$	$	$
Cash flow from (used in):
Operating activities	211	3,723	10,447
Investing activities	(1,484)	(3,499)	(6,156)
Financing activities	(4)	(11)

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

23.	SEGMENTED INFORMATION

The Company’s operations are managed on a mine basis. The Company operates four gold mines, a niobium operation and a bauxite operation. Camp Caiman in French Guiana was acquired in November 2003 and is a development project.

	Rosebel (Suriname)	Omai (Guyana)	Doyon (Canada)	Sleeping Giant (Canada)	Niobec, Bauxite and others	Camp Caiman (French Guiana)	Corporate and projects		Total
	$	$	$	$	$	$	$		$
2005
Revenues - Mining operations	151,520	37,067	72,956	18,814	93,182	-	(5,652)		367,887
Financial expenses	10,034	210	108	(7)	1,854	-	(7,507)		4,692
Depreciation, depletion and amortization	19,160	3,376	13,718	4,186	7,239	-	252		47,931
Income and mining taxes (recovery)	14,105	-	(2,675)	(514)	(1,041)	-	86		9,961
Earnings (Loss)	26,673	(8,764)	918	(3,318)	2,752	(363)	(11,660)		6,238
Capital expenditures (disposals)	27,907	(3,144)	8,588	7,810	35,999	6,248	(7,720	) (1)	75,688
Property, plant and equipment	148,662	8,729	68,321	16,758	136,669	64,624	11,103		454,866
Assets	191,225	15,714	78,982	18,774	179,259	64,929	72,471		621,354

2004
Revenues - Mining operations	109,448	80,870	53,138	11,749	44,739	-	37		299,981
Financial expenses	9,466	378	10	34	436	2	(6,209)		4,117
Depreciation, depletion and amortization	18,745	8,903	14,191	2,126	2,733	-	239		46,937
Impairment loss and restructuring costs	-	-	73,152	-	-	-	-		73,152
Income and mining taxes (recovery)	6,845	-	-	-	404	-	(1,089)		6,160
Earnings (Loss)	21,971	3,382	(92,871)	(427)	3,754	(1,307)	(8,516)		(74,014)
Capital expenditures (disposals)	41,869	(3,020)	17,227	3,051	61,175	7,711	19,135	(1)	147,148
Property, plant and equipment	140,880	14,160	66,035	10,504	105,396	58,257	3,615		398,847
Assets	184,166	36,004	73,251	12,198	136,460	58,747	89,588	(2)	590,414

2003
Revenues - Mining operations	-	83,062	71,392	11,235	24,935	-	245		190,869
Financial expenses	-	1,529	9	(4)	-	-	389		1,923
Depreciation, depletion and amortization	-	9,936	15,825	1,785	861	-	327		28,734
Income and mining taxes (recovery)	-	-	(570)	(143)	-	-	159		(554)
Earnings (Loss)	(137)	3,377	(2,850)	956	6,635	(8)	(13,220)		(5,247)
Capital expenditures (disposals)	91,083	(1,535)	10,617	4,438	2,820	(2,043)	2,851	(1)	108,231

(1)	Includes net disposals of $12,174,000 (capital expenditures of $5,888,000 in 2004 and $1,654,000 in 2003) related to discontinued operations (Note 9).
(2)	Includes assets held for sale totalling $22,952,000 at December 31, 2004 related to discontinued operations (Note 9).

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

23.	SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings (loss) to net earnings (loss) for the year is as follows:

	2005	2004	2003
	$	$	$
Operating division earnings (loss)	17,898	(65,498)	8 686
Corporate and projects loss	(11,660)	(8,516)	(13,376)
	6,238	(74 014)	(4,693)
Investment and other income	598	937	2,997
Stock-based compensation	(1,595)	(1,580)	-
Gain (Loss) on foreign exchange	(98)	(1,103)	1,862
Gain on disposal of assets	12,540	-	-
Non-hedge derivative gain	2,697	2,551	635
Gain on foreign exchange from reduction in net investment	742	-	-
Non-controlling interest	(920)	(565)	-
Net earnings (loss)	20,202	(73,774)	801

Geographic information

	Revenues - mining operations			Property, plant and equipment
	2005	2004	2003	2005	2004
	$	$	$	$	$
Canada	137,541	104,091	105,341	182,193	164,135
Guyana	78,826	86,442	85,528	53,907	34,238
French Guiana	-	-	-	64,624	58,257
Suriname	151,520	109,448	-	148,662	140,880
Others	-	-	-	5,480	1,337
	367,887	299,981	190,869	454,866	398,847

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A.	CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with US GAAP would be as follows:

Consolidated statement of operations	2005	2004	2003
			Restated(j)(1)
	$	$	$
Net earnings (loss) as per Canadian GAAP	20,202	(73,774)	801
Impairment loss(a)	-	13,604	-
Depreciation, depletion and amortization(b)	1,613	4,345	4,529
Exploration and development costs for mining properties(c)	(16,833)	(14,732)	(3,641)
Unrealized gain (loss) on forward exchange contracts(d)	(98)	(565)	(893)
Gain on foreign exchange from reduction in net investment(e)	(742)	-	-
Cumulative effect of change in accounting policy for asset retirement obligations(f)	-	-	1,930
Gain on foreign exchange contracts - acquisition of businesses(g)	-	1,137	-
Interest on accretion of the convertible debenture(h)	42	22	-
Income and mining taxes(i)	32	(317)	-
Stock-based compensation(j)	35	-	(1,065)
Interest income(m)	30	-	-
Non-hedge derivative gain(m)	16	-	-
Gain on disposal of assets(r)	10,449	-	-
Net earnings (loss) as per US GAAP	14,746	(70,280)	1,661
Basic and diluted net earnings (loss) per share as per US GAAP	0.05	(0.28)	0.01
(1)	For retrospective application in accounting policies

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

The consolidated balance sheet items, adjusted to comply with US GAAP, would be as follows:

	December 31, 2005					December 31, 2004
	As per Canadian GAAP	Adjust- ments			As per US GAAP	As per Canadian GAAP	Adjust- ments			As per US GAAP
Assets	$	$			$	$	$			$
Current portion of deferred losses	-	-			-	4,646	(4,646)	(n	)	-
Receivables	41,497	(585)	(m	)	40,912	-	-			-
Investments and other assets	31,433	6,600	(l	)	37,448	20,185	3,102	(l	)	23,287
		(585)	(m	)
Embedded derivative	-	1 216	(m	)	1 216	-	-			-
Property, plant and equipment	454,866	(28,279)	(a	)	416,099	398,847	(28,279)	(a	)	372,803
		29,998	(b	)			28,385	(b	)
		(41,448)	(c	)			(27,112)	(c	)
		1,137	(g	)			1,137	(g	)
		(175)	(h	)			(175)	(h	)
Assets held for sale	-	-			-	22,952	(7,952)	(c	)	15,000

Liabilities
Current portion of deferred gains	119	(119)	(n	)	-	-	-			-
Deferred gains	-	-			-	204	(204)	(n	)	-
Current portion of fair value of hedge derivative	9,463	14,276	(n	)	23,739	-	-			-
Fair value of hedge derivatives	4,066	6,152	(n	)	10,218	14,273	8,416	(n	)	22,689
Convertible debenture	1,256	34	(h	)	1,290	1,173	75	(h	)	1,248
Future income and mining tax liabilities	39,846	(485)	(i	)	39,361	21,117	(453)	(i	)	20,664

Shareholders’ equity
Common shares and options	546,156	(35,022)	(o	)	518,657	545,498	(34,956)	(o	)	518 065
		6,753	(p	)			6,753	(p	)
		770	(i	)			770	(i	)
Equity component of convertible debenture	262	(262)	(h	)	-	262	(262)	(h	)	-
Contributed surplus	18,378	11,626	(p	)	391,636	17,039	11,626	(p	)	390,332
		361,667	(q	)			361,667	(q	)
		(35)	(j	)

Deficit	(184,341)	(374,465)			(558,806)	(204,477)	(369,075)			(573,552)
Changes in market value of investments	-	6,600	(l	)	6,600	-	3,102	(l	)	3,102
Loss on hedge derivatives	-	(20,309)	(n	)	(20,309)	-	(12,956)	(n	)	(12,956)
Cumulative translation adjustment	21,265	10,222	(e	)	11,963	16,670	9,480	(e	)	6,627
		(19,513)	(p	)			(19,513)	(p	)
		(11)	(h	)			(10)	(h	)

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

(a)	Impairment loss

Periodic reviews of the carrying amount of the Company’s property, plant and equipment are performed in accordance with Canadian GAAP requirements which, beginning in 2004, are similar to US GAAP requirements with respect to the writedown of assets. The impact on net earnings (loss) in 2004 results from the fact that the impaired assets had a lower net book value under US GAAP than under Canadian GAAP.

In addition, under US GAAP, the impairment loss and restructuring costs for the year 2004 would be included in the calculation of “earnings before the undernoted items”.

(b)	Depreciation, depletion and amortization

The depreciation, depletion and amortization of mining assets for the years 2005, 2004 and 2003 was lower under US GAAP than under Canadian GAAP as a result of writedowns accounted for in prior years for the related assets.

Under Canadian GAAP, certain components of tailing dam projects are amortized over a period that reflects the anticipated project total construction costs and total expected lifetime. Under US GAAP, such method is prohibited as only historical costs and actual lifetime are to be considered in the computation of amortization.

(c)	Exploration and development costs for mining properties

Under Canadian GAAP, exploration and development costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under the United States Securities and Exchange Commission ("SEC") guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be expensed as incurred and such property should be classified as an exploration property.

In addition, evaluation costs related to deposits on existing operating properties that are capitalized under Canadian GAAP are expensed as incurred under SEC guidelines.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

(d)	Unrealized gain (loss) on forward exchange contracts

Gains and losses on forward exchange contracts are charged to income in the same period as the corresponding hedged item. Under US GAAP, for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedges for US GAAP purposes. Consequently, those contracts are marked to market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedged item.

(e)	Gain on foreign exchange from reduction in net investment

The Company has recognized an exchange gain as a result of the reduction in the net investment in Canadian mining operations. Under US GAAP, adjustments to the equity translation account are made only when there is a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f)	Asset retirement obligations

On January 1, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3110. This change in accounting policy was applied retroactively with restatement of the prior years’ consolidated financial statements. For US GAAP purposes, on January 1, 2003, the Company adopted the provisions of SFAS 143, “Accounting for Asset Retirement Obligations”. Under such provisions, the cumulative effect of the change in accounting principle must be included in the statement of operations during the year of adoption of the accounting policy.

(g)	Gain on foreign exchange contracts - acquisition of businesses

Under Canadian GAAP, the disbursement for the acquisition of Sequoia in 2004, denominated in Canadian dollars, was accounted for using the exchange rate fixed by foreign exchange fixed forward contracts purchased by the Company to hedge the foreign exchange risk related to the disbursement.

Under US GAAP, such hedging is not permitted. The disbursement must be accounted for using the exchange rate at the date of the acquisition and a foreign exchange gain must be recognized.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

(h)	Convertible debenture

Under Canadian GAAP, the convertible debenture was divided into a liability component and an equity component. The interest expense is calculated based on the liability component using the effective interest rate.

Under US GAAP, the convertible debenture must be accounted for as a liability at its par value and the interest expense must be calculated using the contract interest rate.

(i)	Income and mining taxes

For US GAAP purposes, income and mining taxes would be reduced by $32,000 ($453,000 in 2004) to reflect the impact, on future income taxes, of the increased amortization of the costs of the tailing dam projects.

Furthermore, the US GAAP treatment for the issuance of flow-through shares differs from Canadian GAAP which resulted in an increase of $770,000 in 2004.

(j)	Stock-based compensation

On January 1, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3870. This change in accounting policy was applied retroactively without restating prior periods.

As described in “Changes in accounting policies under US GAAP”, the Company adopted the provisions of SFAS 123(R) “Share-Based Payment” using a modified retrospective application.

Under US GAAP, this retrospective application requires the restatement of prior years.

In addition, under US GAAP, the expense must be calculated by taking into account the estimation of awards expected to vest which resulted in a decrease of $35,000 in the stock-based compensation for 2005.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

(k)	Deferred stripping costs

As mentioned in Note 2 “Accounting policies”, the Company deferred mining costs associated with stripping activities in the case of an open-pit mine if the actual ratio of total tonnes of material mined relative to gold production in a given year was higher than the estimated average ratio for the life of the mine. The Company charged to operations the amortization of deferred stripping costs in the periods during which the actual ratio of total tonnes of material mined was lower than the estimated average ratio for the life of the mine. This accounting method results in the smoothing of these costs over the remaining life of the mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in a greater volatility in period-to-period results of operations. In March 2005, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF Issue 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” as further discussed in section 24.C) “Accounting pronouncements not yet implemented”. The consensus was that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced during the period the stripping costs are incurred. Had the Company followed a policy of expensing these costs as incurred as proposed by EITF 04-06, the reported mining operation expenses would have been reduced by $4,754,000 in 2004 and by $5,740,000 in 2003.

(l)	Long-term investments

Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value for an other-than-temporary decline. Under US GAAP, the Company is required to account for investments available-for-sale at fair value and to present the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

(m)	Gold receivable

Under both Canadian and US GAAP, the fair value at closing, of the ounces of gold receivable related to the sale of the Carlota project (Note 9) was determined to be $23,630,000. Cambior recognized both a $24,450,000 gold receivable and a related discount of $820,000. Under Canadian GAAP, the gold receivable is revaluated at each balance sheet date at the current spot price and the variation is accounted for under the “non-hedge derivative gain” caption in the statement of operations. The discount is amortized up to the time of deliveries and is accounted for under the “investment income” caption in the statement of operations.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

(m)	Gold receivable (continued)

Under US GAAP, the ounces of gold receivable are considered a hybrid instrument composed of a receivable host contract and an embedded derivative that must be bifurcated from the host contract. The value of the embedded derivative was zero at the closing of the transaction.

The host contract is accounted for as an interest-bearing receivable, with accrued interest charged to operations. The embedded derivative is marked-to-market at each balance sheet date with the variation charged to operations under “non-hedge derivative gain or loss”. Furthermore, the receivable and the embedded derivative instrument should be presented separately on the balance sheet.

(n)	Gain (Loss) on hedge derivatives

As explained in the accounting policies section, the Company designated gold forward contracts as cash flow hedges for US GAAP purposes. Furthermore, since July 1, 2002, the Company has designated foreign exchange contracts as cash flow hedges of Canadian sales denominated in US dollars. For US GAAP purposes, those contracts are marked to market and related unrealized gains or losses are charged to other comprehensive income until the hedged production is delivered. Upon delivery, the gain or loss on the hedging contract that has been deferred in other comprehensive income is transferred to revenues in the consolidated statement of operations. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before such anticipated date, the gain or loss continues to be deferred in other comprehensive income and is transferred to revenues in the period of the corresponding hedged item’s original designation date. If the Company delivers gold production against such contracts at a date later than anticipated, the Company transfers the related gain or loss to revenues on the original designation date.

(o)	Share issue expenses

Share issue expenses are shown as an increase to the deficit as provided for under Canadian GAAP. Under US GAAP, these expenses must be shown as a reduction of capital stock.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

(p)	Change in reporting currency

The Company adopted the US dollar as its reporting currency effective January 1, 1996. Under US GAAP, prior years’ financial statements must be translated using the current rate method, using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach was applied retroactively.

(q)	Elimination of the deficit

On May 7, 2002, the Company’s shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company’s accumulated deficit, and on June 22, 2000, shareholders adopted a resolution to eliminate the Company’s accumulated deficit of $338,620,000 as at December 31, 1999 by applying amounts available from the contributed surplus account. Under US GAAP, such transfers are not permitted.

(r)	Disposal of assets and discontinued operations

Under Canadian GAAP, the gain on disposal of the Carlota project is based on the carrying value of the project which includes exploration and development costs capitalized. The Canadian GAAP carrying value of Carlota is therefore higher than under US GAAP.

Under US GAAP, this gain on disposal is therefore calculated based on a reduced carrying value. This gain under US GAAP also reflects $372,000 relating to assets having a $0 cost under US GAAP.

In addition, under US GAAP, the exploration and development expenses related to that project ($2,125,000 in 2005, $5,888,000 in 2004 and $1,654,000 in 2003) would be presented separately as discontinued operation in the statement of operations.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in accounting policies under US GAAP

1)	FASB Statement 143

For US GAAP purposes, effective January 1, 2003, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations". SFAS 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for restoring a mine site upon termination of an operation, with a corresponding increase in the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. For Canadian GAAP purposes, the Company began accounting for asset retirement obligations retroactively for the year beginning on January 1, 2004.

In 2003, as a result of the initial application of SFAS 143, a $1,930,000 gain was recorded as a cumulative effect of a change in accounting policy.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in accounting policies under US GAAP (continued)

2)	FASB statement 123 (revised 2004)

For US GAAP purposes, the Company adopted on January 1, 2004, the provisions of SFAS 123(R), “Share-based payment”.

SFAS 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in exchange of share-based payment transactions. Statement 123(R) requires that such transactions be accounted for using the fair value-based method and that compensation expense be recorded in the statement of operations.

The Company elected to apply the modified version of retrospective application, indicated in SFAS 123(R), under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods. Therefore, the financial statements of prior years have been restated to record the change of this accounting policy.

The following table presents the impact of SFAS 123(R) on the 2004 financial statements:

	2004
	$
Consolidated Balance Sheet
Fair value of options granted from 1995 to 2004	15,873
Stock-based compensation costs for 2004	1,580
Increase in deficit	17,453
Fair value of options exercised from 1995 to 2004	212
Fair value of options exercised during 2004	202
Increase in common shares	414
Increase in contributed surplus - residual amount	17,039

	2004	2003
	$	$
Consolidated Statement of Operations
Increase in stock-based compensation costs	1,580	1,065

SFAS 123(R) has no material impact on earnings (loss) per share as per US GAAP.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A.	CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in accounting policies under US GAAP (continued)

3)	Mining Assets: Impairment and Business Combinations

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued abstract No. 04-3 providing a consensus that an entity should include value beyond proven and probable reserves (VBPP) and the effects of anticipated fluctuations in the future market price of minerals in determining the value allocated to mining assets in a purchase price allocation. In addition, an entity should include the cash flows associated with VBPP in estimates of futures cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The estimated cash flows should also include the estimated cash outflows required to develop and extract the VBPP. An entity should also consider the effects of anticipated fluctuations in the market price of minerals when estimating future cash flows for impairment testing. This pronouncement was considered in establishing the impairment loss accounted for in 2004.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

B.	CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

The statement of consolidated comprehensive income (loss) is as follows:

	2005	2004	2003
	$	$	$
Net earnings (loss) as per US GAAP	14,746	(70,280)	1,661
Other comprehensive income (loss)
Foreign currency translation adjustment	5,336	16,392	19,123
Gain (Loss) on hedge derivatives	(7,353)	42,496	(19,583)
Unrealized holding gains (losses) on available-for-sale securities	3,032	(966)	2,306
Realized gains on available-for-sale securities	(558)	-	-
Other-than-temporary impairment charges relating to available-for-sale securities	1,024	-	-
Consolidated comprehensive income (loss)	16,227	(12,358)	3,507

Changes in items of the other comprehensive income (loss) are as follows:

	Balance at beginning	Changes during the year	Balance at end
	$	$	$
2005
Cumulative translation adjustment	6,627	5,336	11,963
Loss on hedge derivatives	(12,956)	(7,353)	(20,309)
Unrealized gain on investments	3,102	3,498	6,600
Total changes in other cumulative comprehensive loss	(3,227)	1,481	(1,746)

2004
Cumulative translation adjustment	(9,765)	16,392	6,627
Gain (Loss) on hedge derivatives	(55,452)	42,496	(12,956)
Unrealized gain (loss) on investments	4,068	(966)	3,102
Total changes in other cumulative comprehensive loss	(61,149)	57,922	(3,227)

2003
Cumulative translation adjustment	(28,888)	19,123	(9,765)
Loss on hedge derivatives	(35,869)	(19,583)	(55,452)
Unrealized gain on investments	1,762	2,306	4,068
Total changes in other cumulative comprehensive loss	(62,995)	1,846	(61,149)

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

C.	ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

US GAAP

1)	Statement on Accounting Changes and Error Corrections (SFAS 154)

During the second quarter of 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections”, which changes the accounting and reporting requirements for the change in an accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to do so. SFAS 154 differentiates between retrospective application and restatement. Retrospective application is defined as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

2)	Inventory costs

In November 2004, the FASB issued SFAS 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”. SFAS 151 amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing”, to clarify the accounting for certain abnormal amounts in establishing inventory valuation. The proposed statement would:

w
Recognize as current-period charges, idle facility expense, excessive spoilage, double freight, and rehandling costs regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43.

w	Require that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

C. ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED (continued)

US GAAP (continued)

3)	Exchange of non-monetary assets

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

4)	EITF Issue 04-6: Accounting for stripping costs incurred during production

At the March 17, 2005 EITF meeting, the Task Force reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. The Task Force noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus in this Issue is effective for the first reporting period in fiscal years beginning after December 15, 2005 with the early adoption permitted. There were no stripping costs deferred as at December 31, 2005 and 2004. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition. Going forward, this pronouncement may have an impact on future years if the Company starts a new mining operation, as stripping costs are usually incurred, in production phase, in the first years of operations of an open pit mine.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

C.	ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED (continued)

Canadian GAAP

1)	Financial instruments

In April 2005, the CICA Accounting Standards Board (“AcSB”) issued the following new sections: Section 1530, "Comprehensive Income", Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement", and Section 3865, “Hedges”. These standards, which are aimed at harmonizing Canadian and US rules, will be applicable for fiscal years starting on or after October 1, 2006. The Company is currently evaluating the impact of this pronouncement, including the initial application.

1.1)	Section 1530 “Comprehensive Income”

According to Section 1530 “Comprehensive Income”, comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owners sources.

1.2)	Section 3251 “Equity”

This Section establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

1.3)	Section 3855 “Financial Instruments - Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:

w	Held-to-maturity investments (measured at cost);

w	loans and receivables (measured at amortized cost);

s	held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);

w
available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale, and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in a separate component of shareholders’ equity called “Other Comprehensive Income” until the asset is sold). Impairment of investments in securities would be recognized earlier than under existing GAAP.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

C.	ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED (continued)

Canadian GAAP (continued)

1.3)	Section 3855 “Financial Instruments - Recognition and Measurement” (continued)

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

1.4)	Section 3865 “Hedges”

Section 3865 includes the guidance on hedging relationships that was previously contained in AcG-13, “Hedging relationships”, such as that relating to the designation of hedging relationships and their documentation and specifies how hedge accounting should be applied and identifies the information that should be disclosed.

Derivatives used as hedging items should be measured at fair value considering the following specific considerations:

w
If the derivative is used as a hedge of an exposure to changes in fair value of an asset or a liability or of a firm commitment, changes in fair value of derivative and offsetting change in the fair value of the hedged item attributable to the hedged risk exposure are recognized in net income. The carrying amount of the hedged item is adjusted for the gain or loss on the hedged risk.

w
If the derivative is used as a hedge of an exposure to changes in cash flows of an asset or liability or of a forecasted transaction or of a foreign currency risk relating to a firm commitment, the portion of the gain or loss on the derivative that is determined to be an effective hedge is recognized in other comprehensive income. The portion determined not to be an effective hedge is recognized in net income. Gains or losses accrued in other comprehensive income are recognized in net income in the period in which the hedged item has an impact on net earnings.

w	A hedge of a net investment in a self-sustaining foreign operation is treated in a manner similar to a cash flow hedge.

CAMBIOR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars, except for amounts per share.)

24.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

C.	ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED (continued)

Canadian GAAP (continued)

2)	Section 3831 “Non-monetary Transactions”

Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. An asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when the transaction lacks commercial substance. Specific criteria are given to assess whether this condition is present in a particular exchange, which would require an entity to consider whether its value or its future cash flows have been altered as a result of the transaction. The “commercial substance” criterion replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

3)	EIC-152 “Mining Assets - Impairment and Business Combinations”

According to EIC-152, an entity should include the value beyond proven and probable reserves (“VBPP”) in the value allocated to mining assets in a purchase price allocation. Also, an entity should include the cash flows associated with VBPP in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Section 3063, “Impairment of Long-lived Assets”, of the CICA Handbook. At last, the effects of anticipated fluctuations in the future market price of minerals should also be considered in both determining the fair value of mining assets in a purchase price allocation and estimating future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. EIC-152 may be applied prospectively and should be applied to business combinations completed after March 26, 2005, and to goodwill and asset impairment tests performed in reporting periods beginning after March 16, 2005. The Company does not expect this pronouncement to have a material impact on the accounting of future business combinations. The Company considered VBPP in the impairment test for the year ended December 31, 2005.

CAMBIOR SECOND QUARTER 2006 REPORT	1

	Second Quarter		First Half
CONSOLIDATED OPERATIONS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005
(in thousands of United States dollars, except for amounts per share)	$	$	$	$
REVENUES
Mining operations	101,752	89,186	188,413	179,520
Investment and other income	410	158	827	369
EXPENSES	102,162	89,344	189,240	179,889
Mining operations	73,905	69,054	139,617	135,910
Depreciation, depletion and amortization	12,959	12,010	24,770	23,636
Exploration and business development	1,545	1,014	2,873	2,171
General and administrative	3,330	2,482	6,492	5,632
Financial expenses	1,455	1,005	2,908	1,962
Stock-based compensation	188	475	528	836
Loss on foreign exchange	211	8	393	31
	93,593	86,048	177,581	170,178
Earnings before the undernoted items	8,569	3,296	11,659	9,711
Gain on disposal of assets (Note 3a)	2,729	12	9,438	411
Non-hedge derivative gain (loss) (Note 9)	1,133	249	4,980	(173)
Gain on foreign exchange from reduction in net investment	237	-	412	-
Income and mining taxes (Note 8)	(5,919)	(2,319)	(10,713)	(6,674)
Non-controlling interest	344	(241)	406	(661)
Net earnings	7,093	997	16,182	2,614
Basic net earnings per share	0.03	0.00	0.06	0.01
Diluted net earnings per share	0.03	0.00	0.06	0.01
Basic weighted average number of common shares outstanding (in thousands) (Note 7)	276,146	274,275	275,591	274,243
Diluted weighted average number of common shares outstanding (in thousands) (Note 7)	278,148	275,506	277,557	275,885

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER 2006 REPORT	2

	Second Quarter		First Half
CONSOLIDATED CONTRIBUTED SURPLUS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005
(in thousands of United States dollars)	$	$	$	$
Balance, beginning of period	18,462	17,371	18,378	17,039
Stock-based compensation	188	475	528	836
Options exercised and transferred to capital stock	(195)	(36)	(451)	(65)
Balance, end of period	18,455	17,810	18,455	17,810

CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars)
Balance, beginning of period	(175,316)	(202,863)	(184,341)	(204,477)
Net earnings	7,093	997	16,182	2,614
Share issue expenses	(141)	(63)	(205)	(66)
Balance, end of period	(168,364)	(201,929)	(168,364)	(201,929)

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER 2006 REPORT	3

	Second Quarter		First Half
CONSOLIDATED CASH FLOWS	ended June 30,		ended June 30,
(unaudited)	2006	2005	2006	2005
(in thousands of United States dollars)	$	$	$	$

OPERATING ACTIVITIES
Net earnings	7,093	997	16,182	2,614
Deferred losses	(2,899)	-	(5,576)	-
Disbursement - asset retirement obligations	(284)	(550)	(359)	(703)
Non-cash items
Deferred revenue - Delivery of gold on the prepaid forward	-	(3,055)	-	(6,111)
Depreciation, depletion and amortization	12,959	12,010	24,770	23,636
Accretion expense-asset retirement obligations	441	487	915	967
Amortization of deferred gains/losses	-	789	-	1,736
Unrealized non-hedge derivative loss (gain) (Note 9)	(1,172)	(249)	(3,378)	173
Stock-based compensation	188	475	528	836
Future income taxes	4,766	3,694	9,754	7,980
Non-controlling interest	(344)	241	(406)	661
Gain on disposal of assets (Note 3a)	(2,729)	(12)	(9,438)	(411)
Other	(296)	(60)	(353)	179
	17,723	14,767	32,639	31,557
Changes in non-cash working capital items (Note 2)	(3,877)	(3,442)	(6,200)	(9,076)
Cash flow from operating activities	13,846	11,325	26,439	22,481

INVESTING ACTIVITIES
Short-term investments	-	23,080	-	33,846
Investments	3,570	736	20,864	1,215
Gold received - Disposal of the Carlota project (Note 3c)	3,695	-	7,170	-
Acquisition of assets and businesses	-	(4,136)	-	(4,136)
Property, plant and equipment	(26,549)	(32,015)	(47,441)	(57,052)
Cash flow used in investing activities	(19,284)	(12,335)	(19,407)	(26,127)

FINANCING ACTIVITIES
Long-term debt - Borrowings	14	14,718	28	16,359
Long-term debt - Repayments	(3,864)	(5,113)	(8,288)	(10,809)
Deferred charges	(221)	-	(221)	13
Common shares issued net of issue expenses	1,156	6	3,604	58
Cash flow from (used in) financing activities	(2,915)	9,611	(4,877)	5,621
Effect of changes in the exchange rate on cash held in foreign currency	(30)	(606)	37	(783)
Net increase (decrease) in cash and cash equivalents	(8,383)	7,995	2,192	1,192
Cash and cash equivalents, beginning of period	26,157	14,217	15,582	21,020
Cash and cash equivalents, end of period	17,774	22,212	17,774	22,212
The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER 2006 REPORT	4

CONSOLIDATED BALANCE SHEETS	June 30,	December 31,
(unaudited)	2006	2005
(in thousands of United States dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents	17,774	15,582
Receivables	38,350	41,497
Production inventories	18,958	13,209
Supplies inventory and prepaid expenses	52,985	43,378
Deferred losses	269	-
Fair value of non-hedge derivatives (Note 9)	-	1,082
Future income and mining tax assets	12,816	14,679
	141,152	129,427
Investments and other assets (Note 3)	14,585	31,433
Property, plant and equipment	484,702	454,866
Future income and mining tax assets	920	5,628
	641,359	621,354

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	56,281	54,667
Current portion of long-term liabilities (Note 4)	26,343	23,642
Hedge derivatives (Note 9)	8,511	9,463
Fair value of non-hedge derivatives (Note 9)	67	-
Future income and mining tax liabilities	154	-
	91,356	87,772
Long-term debt (Note 5)	33,293	41,793
Liability for asset retirement obligations and other	33,601	33,805
Accrued benefit liabilities	6,184	5,644
Hedge derivatives (Note 9)	171	4,066
Future income and mining tax liabilities	42,337	39,846
Non-controlling interest	6,302	6,708
	213,244	219,634

SHAREHOLDERS’ EQUITY
Common shares and options (Note 7)	550,324	546,156
Equity component of convertible debenture	262	262
Contributed surplus	18,455	18,378
Deficit	(168,364)	(184,341)
Cumulative translation adjustment	27,438	21,265
	428,115	401,720
	641,359	621,354

The accompanying notes are an integral part of the interim consolidated financial statements.

CAMBIOR SECOND QUARTER 2006 REPORT	5

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company’s audited annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

2.	Financial information included in the consolidated statement of cash flows

a)	Changes in non-cash working capital items

	Second Quarter ended June 30,		First Half ended June 30
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Receivables	(2,092)	(1,348)	5,679	(4,309)
Production inventories	(285)	(1,136)	(5,749)	428
Supplies inventory and prepaid expenses	(3,887)	(361)	(7,971)	(6,042)
Accounts payable and accrued liabilities	2,387	(597)	1,841	847
	(3,877)	(3,442)	(6,200)	(9,076)

Some changes in non-cash working capital items for major construction projects are included in investing activities. These are considered as investing activities because they relate to construction or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Changes in non-cash working capital items relating to acquisition of assets are included in investing activities.

b)	Cash flows relating to interest and income and mining taxes

	Second Quarter ended June 30,		First Half ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Interest paid	1,060	616	2,211	1,314
Income and mining taxes paid	1,268	60	571	128

CAMBIOR SECOND QUARTER 2006 REPORT	6

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

3.	Investments and other assets

	June 30,	December 31,
	2006	2005
(in thousands of dollars)	$	$
Shares of publicly traded companies(a)(b)	2,023	14,103
Ounces of gold receivable related to the disposal of the Carlota project(c)	22,535	24,850
Deferred charges	1,693	2,412
Other	3,699	3,426
	29,950	44,791
Current portion included in receivables	15,365	13,358
	14,585	31,433

(a)
The fair value of the shares of publicly-traded companies, based on the last quoted market price, was $5,656,000 as at June 30, 2006($20,703,000 as at December 31, 2005). During the second quarter of 2006, Cambior completed the sale of investments for a total consideration of $4,344,000 resulting in a gain on disposal of marketable securities of $2,747,000 ($21,632,000 and $9,456,000respectively during the first half of 2006).

(b)	Some of these shares totalling $1,975,000 (C$ 2,595,000) ($14,055,000 (C$18,366,000) at December 31, 2005) were traded in Canadian dollars.
(c)
In December 2005, Cambior completed the sale of the Carlota project and received, at closing, a cash consideration of $15,000,000, and 50,000 ounces of gold receivable in eight equal quarterly deliveries. In June 2006, 6,250 ounces of gold were received resulting in a cash flow of $3,695,000 (12,500 ounces of gold resulting in a cash flow of $7,170,000 during the first half of 2006). The 37,500 remaining ounces of gold receivable were revaluated at June 30, 2006 at the current spot price of $614 per ounce resulting in a gain of $1,239,000 ($4,527,000 during the first half of 2006). The amortization of the discount totalling $155,000 during the second quarter of 2006 ($329,000 during the first half of 2006) was accounted for under the “investment and other income” caption in the statement of operations.

4.	Current portion of long-term liabilities

	June 30,	December 31,
	2006	2005
(in thousands of dollars)	$	$
Current portion of:
Long-term debt (Note 5)	21,662	21,222
Deferred gains	-	119
Asset retirement obligations(1)	4,304	1,895
Accrued benefit liabilities	377	406
	26,343	23,642

(1)	In accordance with an agreement with the Québec Government, the Company intends to proceed with restoration work at Doyon during 2006 and 2007.

5.	Long-term debt

	Total	Scheduled payments						Total
	Jun. 30,	2006	2007	2008	2009	2010	2011+	Dec. 31,
	2006	(6 months)						2005
(in thousands of dollars)	$	$	$	$	$	$	$	$
2003 Credit facility(a)	25,000	7,000	14,000	4,000	-	-	-	32,000
Balance of purchase price - Grassalco	685	-	685	-	-	-	-	1,503
Non-participating shares	1,160	240	480	440	-	-	-	1,400
Convertible debenture	1,327	1,327	-	-	-	-	-	1,256
Other	883	148	319	138	106	78	94	938
Sub-total	29,055	8,715	15,484	4,578	106	78	94	37,097
Non recourse debt
- Credit Facility - OBMI	10,000	-	626	914	1,014	1,125	6,321	10,000
- Credit Facility - OSI	7,864	283	613	679	754	836	4,699	8,000
- Balance of purchase price - Camp Caiman	8,036	4,137	-	3,899	-	-	-	7,918
Sub-Total	25,900	4,420	1,239	5,492	1,768	1,961	11,020	25,918
Total	54,955	13,135	16,723	10,070	1,874	2,039	11,114	63,015
Current portion	21,662							21,222
Long-term portion	33,293							41,793

CAMBIOR SECOND QUARTER 2006 REPORT	7

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

5.	Long-term debt (continued)

(a)	2003 Credit Facility

As at June 30, 2006, the effective interest rate was 6.71% (5.87% as at December 31, 2005). The $15,000,000 revolving credit facility maturing on September 30, 2008 was undrawn except for an equivalent of $6,961,000 in letters of credit issued to guarantee certain corporate obligations.

The Company made a $3.5 million reimbursement under the 2003 Credit facility. In late July, the Company borrowed an additional $5.0 million under its revolving credit facility. To further provide financing flexibility, the Company has negotiated a $15.0 million revolving loan increase to its 2003 Credit facility. Cambior has also entered into an agreement with a group of lenders to underwrite a $125.0 million Credit facility to reimburse amounts outstanding under the 2003 Credit facility and to fund further development of the Camp Caiman Project. The facility is subject to syndication and is expected to close in late October following the receipt of the Camp Caiman permits.

Interest on long-term debt was as follows:

	Second Quarter		First Half
(in thousands of dollars)	ended June 30,		ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Interest on long-term debt
-Expensed	1,000	642	2,019	1,216
-Capitalized	59	186	118	256
	1,059	828	2,137	1,472

6	Employee future benefit plans

	Pension benefit		Post-retirement		Pension benefit		Post-retirement
	plans		benefit plans		plans		benefit plans
		Second Quarter				First Half
		ended June 30,				ended June 30,
	2006	2005	2006	2005	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$	$	$	$	$
Defined benefit costs recognized	267	211	94	77	526	427	185	155

7	Common shares, warrants and options

	Second Quarter		First Half
	ended June 30, 2006		ended June 30, 2006
	Number of securities	Amount	Number of securities	Amount
(in thousands of dollars)	(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of period	275,597	548,123	274,598	545,213
Issued:
Flow through shares	-	-	450	1,779
Exercise of options	765	1,892	1,314	3,023
	765	1,892	1,764	4,802
Balance, end of period	276,362	550,015	276,362	550,015
Common share purchase options granted following the Ariane merger:
Balance, beginning of period	702	801	826	943
Exercised	(432)	(492)	(556)	(634)
Balance, end of period	270	309	270	309
Total common shares and options		550,324		550,324

CAMBIOR SECOND QUARTER 2006 REPORT	8

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

7.	Common shares, warrants and options (continued)

Issuance of securities

During the second quarter of 2006, 765,000 common shares were issued following the exercise of stock options issued under the Company’s stock option plan for directors and key employees for total proceeds of $1,205,000 (1,314,000 common shares for proceeds of $1,938,000 during the first half of 2006). In addition, 450,000 common shares were issued during the first quarter of 2006 pursuant to a flow-through financing to fund Canadian exploration expenses.

Flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at June 30, 2006, the Company’s remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,171,000.

Earnings per share

The following numbers of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments	June 30,	June 30,
(in thousands)	2006	2005
Options	80	2,311
Warrants	34,667	34,667
Convertible debenture	340	340
	35,087	37,318

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

	Second Quarter		First Half
Number of instruments	ended June 30,		ended June 30,
(in thousands)	2006	2005	2006	2005
Basic weighted average number of common shares outstanding	276,146	274,275	275,591	274,243
Effect of dilutive stock options	2,002	1,231	1,966	1,642
Diluted weighted average number of common shares outstanding	278,148	275,506	277,557	275,885

8.	Income and mining taxes

The provision for income and mining taxes is made up of the following components:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Current:
Federal income taxes - tax on large corporations in Canada (recovery)	(79)	(1,375)	(28)	(1,306)
Provincial mining taxes (recovery)	(33)	-	(278)	-
	(112)	(1,375)	(306)	(1,306)
Future:
Provincial mining taxes	549	-	810	-
Foreign income tax	5,482	3,694	10,209	7,980
	6,031	3,694	11,019	7,980
Total	5,919	2,319	10,713	6,674

CAMBIOR SECOND QUARTER 2006 REPORT	9

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

9.	Revenue protection program

a)	Gold sales commitments

The estimated fair value of Cambior’s gold forward sales of 119,000 ounces of gold to be delivered in 2006 and 2007, calculated using forward rates considering market prices, interest rates, gold lease rates and volatilities was $34,302,000 as at June 30, 2006, including $25,620,000 off-balance sheet. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the “hedge derivatives” caption totalling $14,273,000. As at June 30, 2006, an amount of $8,682,000 remained as a liability on the balance sheet for such outstanding derivatives.

b)	Foreign exchange contracts

As at June 30, 2006, the Company had commitments, through foreign exchange forward contracts, to deliver US$3,250,000 and obtain in exchange Canadian dollars at an average rate of C$1.1694 in 2006. As at June 30, 2006, the positive fair value of these foreign exchange contracts was $158,000. The Company also had commitments, through foreign exchange forward contracts, to deliver 1,068,000 euros in exchange for US dollars. As at June 30, 2006, the negative value of these foreign exchange contracts was $67,000 and was accounted for in the consolidated statement of operations as the Company’s commitments to deliver euros in exchange for US dollars are treated as non-hedge instruments.

c)	Non-hedge derivative gain (loss)

The non-hedge derivative gain (loss) is summarized as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Variation of the fair value of the non-hedge derivative instruments during the period	(67)	249	(1,149)	(173)
Gain (Loss) arising from the exercise of non-hedge derivatives	(39)	-	1,602	-
Gain resulting from the variation in market prices of ounces of gold receivable related to the disposal of the Carlota Project (Note 4c)	1,239	-	4,527	-
Non-hedge derivative gain (loss)	1,133	249	4,980	(173)

10.	Commitments

As at June 30, 2006, the Company had commitments to complete facilities, summarized as follows:

(in thousands of dollars)	$
Caiman	17,285
OBMI	3,635
OSI	5
Niobec	1,989
22,914

The Company is committed to purchase marketable securities for an amount of $8,000,000, of which $4,500,000 are payable at closing, first expected to be in May 2006, but delayed to the third quarter of 2006, and the balance of $3,500,000, on the first anniversary of closing.

CAMBIOR SECOND QUARTER 2006 REPORT	10

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

11.	Segmented information

The Company’s operations are managed on a mine basis. The Company operates gold mines, a niobium mine and a bauxite mine. Camp Caiman in French Guiana is a development project.

	Rosebel (Suriname)	Omai(1) (Guyana)	Doyon (Canada)	Sleeping Giant (Canada)	Niobec, Bauxite and other	Camp Caiman (French Guiana)	Corporate and projects	Total

(in thousands of dollars)	$	$	$	$	$	$	$	$
Second Quarter ended June 30, 2006
Revenues - Mining operations	46,916	-	27,967	7,223	24,913	-	(5,267)	101,752
Financial expenses	1,978	14	74	31	1,438	-	(2,080)	1,455
Depreciation, depletion and amortization	4,325	-	4,694	1,296	2,606	-	38	12,959
Income and mining taxes (recovery)	6,031	(514)	348	43	184	-	(173)	5,919
Earnings (Loss)	8,281	185	3,372	393	(2,710)	(593)	(6,289)	2,639
Capital expenditures and investments (disposals)	6,056	1,319	2,784	1,197	5,176	6,637	(3,885)	19,284
Second Quarter ended June 30, 2005
Revenues - Mining operations	38,325	9,920	16,871	3,907	20,103	-	60	89,186
Financial expenses	2,529	122	63	(35)	346	-	(2,020)	1,005
Depreciation, depletion and amortization	4,956	1,170	3,323	959	1,546	-	56	12,010
Income and mining taxes (recovery)	3,898	-	(1,062)	(222)	(146)	-	(149)	2,319
Earnings (Loss)	6,979	(4,815)	268	(869)	200	(57)	(404)	1,302
Capital expenditures and investments	10,858	278	2,516	3,961	13,771	1,920	2,111 (2)	35,415
First Half ended June 30, 2006
Revenues - Mining operations	88,841	-	47,355	13,486	47,123	-	(8,392)	188,413
Financial expenses	4,189	85	74	32	2,587	-	(4,059)	2,908
Depreciation, depletion and amortization	8,544	-	8,612	2,653	4,886	-	75	24,770
Income and mining taxes (recovery)	10,742	(514)	361	46	199	-	(121)	10,713
Earnings (Loss)	14,800	(223)	2,594	530	(4,862)	(853)	(10,946)	1,040
Capital expenditures and investments (disposals)	11,289	2,665	5,248	1,875	11,252	9,935	(22,857)	19,407
Property, plant and equipment	151,712	11,434	67,943	15,976	146,755	73,723	17,159	484,702
Assets	190,909	17,063	78,261	21,536	191,424	75,820	66,346	641,359
First Half ended June 30, 2005
Revenues - Mining operations	77,093	22,114	32,942	7,098	40,151	-	122	179,520
Financial expenses	5,056	147	67	(37)	433	-	(3,704)	1,962
Depreciation, depletion and amortization	10,144	2,375	6,202	1,758	3,038	-	119	23,636
Income and mining taxes (recovery)	8,139	-	(1,062)	(222)	(100)	-	(81)	6,674
Earnings (Loss)	14,488	(8,112)	(893)	(1,170)	1,638	(133)	(2,283)	3,535
Capital expenditures and investments	18,769	(722)	4,637	5,269	24,104	4,244	3,672 (2)	59,973
December 31, 2005
Property, plant and equipment	148,662	8,729	68,321	16,758	136,669	64,624	11,103	454,866
Assets	191,225	15,714	78,982	18,774	179,259	64,929	72,471	621,354
(1)
Production at Omai mine ended in September 2005, and as such, the related net carrying amount of property, plant and equipment at the Omai mine has not been amortized since then because it has been removed from service for an extended period of time. In 2006, the Company initiated an exploration program to establish the potential for an underground operation on the depth extension of the Fennell deposit, and exploration expenses relating to such program were capitalized.

(2)	Includes capital expenditures of $855,000 in the second quarter of 2005 ($1,250,000 during the first half of 2005) related to the Carlota project.

CAMBIOR SECOND QUARTER 2006 REPORT	11

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - continued

11.	Segmented information (continued)

Reconciliation of reportable operating divisional earnings to net earnings is as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2006	2005	2006	2005
(in thousands of dollars)	$	$	$	$
Operating division earnings	8,928	1,706	11,986	5,818
Corporate and projects loss	(6,289)	(404)	(10,946)	(2,283)
Segmented earnings	2,639	1,302	1,040	3,535
Investment and other income	410	158	827	369
Stock-based compensation	(188)	(475)	(528)	(836)
Loss on foreign exchange	(211)	(8)	(393)	(31)
Gain on disposal of assets	2,729	12	9,438	411
Non-hedge derivative gain (loss) (Note 9)	1,133	249	4,980	(173)
Gain on foreign exchange from reduction in net investment	237	-	412	-
Non-controlling interest	344	(241)	406	(661)
Net earnings	7,093	997	16,182	2,614

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Auditors’ consent

To: IAMGOLD Corporation

We consent to the use of our audit report dated February 20, 2006 to the shareholders of Cambior Inc. (the Company) on the financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2005 and 2004, and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2005, to be included in a Business Acquisition Report to be filed with securities regulatory authorities on SEDAR on November 8, 2006.

We have performed only limited procedures, including enquiries of the Company's management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

This consent is provided to IAMGOLD Corporation for use solely in connection with the above filing of these financial statements in the Business Acquisition Report pursuant to the continuous disclosure provisions of the Ontario Securities Act and related regulations; accordingly, we do not consent to the use of our audit report for any other purpose.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Chartered Accountants

Montréal
November 8, 2006

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

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